Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137051

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 2006

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 12, 2006)

10,000,000 Common Shares

Seaspan Corporation

$             per share

We are selling 10,000,000 of our common shares with this prospectus supplement and the accompanying base prospectus. We have granted the underwriters an option to purchase up to 1,500,000 additional common shares to cover over-allotments.

Our common shares are listed on the New York Stock Exchange under the symbol “SSW.” The last reported sale price of our common shares on the New York Stock Exchange on October 24, 2006 was $22.58 per share.

Investing in our common shares involves a high degree of risk. See “ Risk Factors” beginning on page S-15 of this prospectus supplement and page 5 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds to us (before expenses)	$	$

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

The underwriters expect to deliver the common shares to purchasers on or about              , 2006.

Citigroup	Merrill Lynch & Co.

Wachovia Securities	Dahlman Rose & Company

DnB NOR Markets	Fortis Securities

                    , 2006.

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

Base Prospectus

SUMMARY

You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our common shares, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page S-15 of this prospectus supplement and on page 5 of the accompanying base prospectus to determine whether an investment in our common shares is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 9600 TEU class vessels, 8500 TEU class vessels, 5100 TEU class vessels, 4800 TEU class vessels, 4250 TEU class vessels, 3500 TEU class vessels, and 2500 TEU class vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU, 2546 TEU, respectively.

Overview

We are an owner of containerships and we charter them pursuant to long-term, fixed-rate time charters to major container liner companies. We currently own and operate a modern fleet of 18 containerships with an average age of 2.0 years and have entered into contracts for the purchase of an additional 23 containerships. Customers for our current operating fleet are China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping (Group) Company; and Hapag-Lloyd USA, LLC, or HL USA, a subsidiary of TUI, AG, or TUI. Customers for the additional 23 vessels will include China Shipping Container Lines Limited, or China Shipping; Mitsui O.S.K. Lines, or MOL; A.P. Møller-Mærsk A/S, or APM; HL USA; COSCO Containers Lines Co., Ltd., or COSCON; and CSCL Asia. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

At the time of our initial public offering on August 12, 2005, we had an operating fleet of ten vessels and an agreement to purchase an additional 13 vessels. Since our initial public offering, we have taken delivery of eight of the 13 vessels and, consistent with our strategy to expand our fleet, have entered into agreements to purchase an additional 18 vessels. Upon the delivery of all of the vessels that we have contracted to purchase, our fleet will consist of a total of 41 vessels with a total capacity of 183,923 TEU, a 57.3% increase in capacity from the 116,903 TEU of our contracted fleet at the time of our initial public offering.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 18 vessels in our operating fleet as of October 20, 2006 have an average remaining term of 8.9 years (weighted by TEU capacity) plus certain options.

The global container trade has grown at a strong rate for an extended period of time. Trade in global containers has grown from an estimated 50.8 million TEU in 1997 to an estimated 105.3 million TEU in 2005, a compound average annual growth rate of 9.6%. We expect to benefit from the size and continued growth of the global container shipping industry by increasing our revenues and earnings through accretive acquisitions of additional vessels. As of October 1, 2006, there were approximately 3,900 container vessels in the world fleet and another 1,300 have been contracted for delivery over the next few years. In recent years, container liner companies have increasingly sought to outsource ownership of containerships through long-term charters with charter owners like us. The share of total capacity that the top 10 liner companies outsourced to charter owners increased from approximately 15% in 1993 to 49% at the beginning of 2006. As of October 1, 2006, total industry capacity is 9.0 million TEU with charter owners and liner operators accounting for 47% and 53% of capacity, respectively.

Recent Developments

For the quarter ended September 30, 2006, we reported revenue of $30.1 million and net earnings of $8.9 million. Total operating expenses were $15.1 million, and were comprised of ship operating costs of $7.5 million, depreciation of $6.7 million and general and administrative costs of $0.9 million.

We declared a quarterly cash dividend of $0.425, representing a total cash distribution of $15.3 million. The cash dividend is payable on November 10, 2006 to all shareholders of record on October 27, 2006.

Our board of directors intends to increase the regular quarterly dividend from $0.425 per share to $0.44625 per share, representing a 5% increase, beginning with the dividend payable in the first quarter of 2007, subject to any unforeseen developments.

On October 10, 2006, Barry R. Pearl was appointed to our board of directors and was appointed to our Audit Committee replacing Peter Lorange. Mr. Pearl was most recently the President and Chief Executive Officer of the general partner of TEPPCO PARTNERS, L.P., a master limited partnership. Please see Mr. Pearl’s biography on page S-37.

Our Operating Fleet

The following table summarizes key facts regarding the 18 vessels in operation as of October 20, 2006. Each of the vessels listed below was built by Samsung Heavy Industries Co. Ltd., or Samsung.

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	$29.5	(1)
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(1)
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(2)
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(3)
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	$18.0	(5)
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(4)	18.0	(5)

(1)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(2)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.
(3)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.
(4)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(5)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

Secondhand Vessel Contracts

On October 11, 2006, we entered into contracts to purchase four 4800 TEU secondhand containerships from APM. We expect to take delivery of these four containerships between November 1, 2006 and December 31, 2006. The purchase price is $40.0 million per vessel. Upon signing of the contracts, we made a 10% deposit of the purchase price with APM. The deposit was financed with borrowings under our $1.0 billion secured credit facility. Simultaneously with the delivery of the four 4800 TEU vessels, we will enter into five-year time charter agreements for each of these vessels with APM at a daily hire rate of $23,450. Upon the expiration of the initial five-year time charter term, APM will have two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the charters by APM. Three of the 4800 TEU vessels were built in 1989 by Odense-Lindo Shipyard Ltd. and the remaining 4800 TEU vessel was built in 1988 by Odense-Lindo Shipyard Ltd. Each of the 4800 TEU vessels has been owned and operated by APM since its original delivery from the shipbuilder. The Mærsk Matane completed its most recent scheduled drydocking in 2006 and its next scheduled drydocking is in 2011 and then every five years afterwards. Each of the other three 4800 TEU vessels is scheduled for periodic drydocking in 2007 and then every five years afterwards. Our Manager has agreed to operate these vessels at a daily fixed fee of $5,750 per vessel, which includes drydocking costs.

The following table summarizes key facts regarding the four 4800 TEU secondhand vessels we have contracted to purchase from APM. APM has notified us that it expects to deliver the Mærsk Merritt by November 5, 2006, the Mærsk Matane by November 20, 2006, the Mærsk Marystown by December 6, 2006 and the Mærsk Moncton by December 28, 2006.

Vessel Name	Vessel Size (TEU)	Contractual Delivery Date Range	Year Built	Charterer	Length of Time Charter(1)	Daily Charter Rate
						(in thousands)
Mærsk Merritt	4800	11/1/06-2/1/07	1989	APM	5 years + two 1-year options + one 2-year option	$23.5	(2)
Mærsk Matane	4800	11/1/06-2/1/07	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(2)
Mærsk Marystown	4800	11/1/06-2/1/07	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(2)
Mærsk Moncton	4800	11/1/06-2/1/07	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(2)

(1)	Each charter begins upon delivery of the vessel.
(2)	APM has a initial charter for five years at $23,450, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

New Vessel Contracts

In addition to the five remaining containerships that we contracted to purchase at the time of our initial public offering, we have contracted to purchase 14 additional containerships that are currently under construction. These consist of four 5100 TEU vessels, two 3500 TEU vessels and eight 2500 TEU vessels. We expect to take delivery of these 14 containerships over the next 38 months.

We have agreed to acquire four 5100 TEU vessels from Hyundai Heavy Industries, Co., Ltd., or HHI, as each vessel is delivered and passes inspection. These four vessels will be built by HHI at its shipyard in Ulsan, South Korea. The purchase price is $77.4 million per vessel. Each 5100 TEU vessel is subject to a twelve-year time charter with MOL.

We have agreed to acquire the two 3500 TEU vessels from affiliates of Conti Holding GmbH & Co. KG, or Conti, as each vessel is delivered and passes inspection. The purchase price is $46.5 million per vessel. The two 3500 TEU vessels are being built by Zhejiang Shipbuilding Co. Ltd, or Zhejiang, at its shipyard in Ningbo, China. Each 3500 TEU vessel is subject to a twelve-year time charter with COSCON.

We have also agreed to acquire eight 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding, or Jiangsu, as each vessel is delivered and passes inspection. The purchase price is $41.3 million per vessel. These eight vessels will be built by Jiangsu at its shipyards in Jiangsu Province, China. Each 2500 TEU vessel is subject to a twelve-year time charter with CSCL Asia.

The 19 newbuilding containerships that we have contracted to purchase are currently under construction and consist of the following vessels:

Vessel Name	Vessel Size (TEU)	Length of Time Charter(1)	Charterer	Contractual Delivery Date	Daily Charter Rate		Shipbuilder
					(in thousands)
CSCL Zeebrugge	9600	12 years	China Shipping(2)	5/31/07	$34.0	(3)	Samsung
CSCL Long Beach	9600	12 years	China Shipping(2)	8/31/07	34.0	(3)	Samsung
HHI Hull No. 1970	5100	12 years	MOL	4/20/09	28.9		HHI
HHI Hull No. 1971	5100	12 years	MOL	8/5/09	28.9		HHI
HHI Hull No. 1972	5100	12 years	MOL	11/20/09	28.9		HHI
HHI Hull No. 1973	5100	12 years	MOL	12/23/09	28.9		HHI
Santos Express	4250	3 years + seven 1-year extensions + two 1-year options(4)	HL USA	1/14/07	18.0	(5)	Samsung
Rio de Janeiro Express	4250	3 years + seven 1-year extensions + two 1-year options(4)	HL USA	4/14/07	18.0	(5)	Samsung
Manila Express	4250	3 years + seven 1-year extensions + two 1-year options(4)	HL USA	6/14/07	18.0	(5)	Samsung
Zhejiang Shipbuilding Hull No. 125	3500	12 years	COSCON	2/28/07	19.0		Zhejiang
Zhejiang Shipbuilding Hull No. 126	3500	12 years	COSCON	7/31/07	19.0		Zhejiang
Jiangsu Shipbuilding Hull YZJ 2005-696C	2500	12 years	CSCL Asia	8/30/08	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-716C	2500	12 years	CSCL Asia	11/30/08	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-717C	2500	12 years	CSCL Asia	1/30/09	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-718C	2500	12 years	CSCL Asia	2/28/09	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-719C	2500	12 years	CSCL Asia	5/10/09	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-720C	2500	12 years	CSCL Asia	6/10/09	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-721C	2500	12 years	CSCL Asia	7/10/09	16.8(6)		Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-722C	2500	12 years	CSCL Asia	8/10/09	16.8(6)		Jiangsu

(1)	Each charter begins upon delivery of the vessel.
(2)	Currently, the time charter is held by China Shipping; however, upon inspection and delivery to us, the charters will be novated to CSCL Asia.
(3)	China Shipping has an initial daily charter rate of $34,000 per day, increasing to $34,500 per day after six years.

(4)	For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.
(5)	HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.
(6)	CSCL Asia has an initial daily charter rate of $16,750 per day, increasing to $16,900 after six years.

The following chart details the number of vessels in our fleet based on size as we take contractual delivery:

	As of October 20, 2006	Forecasted
		Year Ending December 31
Vessel Size		2006	2007	2008	2009
9600 TEU Class	—	—	2	2	2
8500 TEU Class	2	2	2	2	2
5100 TEU Class	—	—	—	—	4
4800 TEU Class	—	4	4	4	4
4250 TEU Class	16	16	19	19	19
3500 TEU Class	—	—	2	2	2
2500 TEU Class	—	—	—	2	8

Operating Vessels	18	22	29	31	41

Capacity (TEU)(1)	84,984	104,220	143,207	148,299	183,923

(1)	Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU and 2546 TEU, respectively.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership shipping industry, including the following:

•	Stability of cash flows through long-term, fixed-rate time charters and fixed vessel operating expenses. Each vessel in our contracted fleet is subject to a long-term, fixed-rate time charter. As a result, the revenues from our vessels are protected from the volatility of spot rates and short-term charters. In order to further mitigate our risk, we have historically placed newbuilding orders and purchased secondhand vessels only when we have concurrently entered into long-term time charters with our customers. In addition, we have fixed the vessel operating expenses for our fleet through December 31, 2008 pursuant to an agreement with our Manager.

•	Built in growth. We have significantly grown our fleet since our initial public offering in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order aggregating 116,903 TEU. As of October 20, 2006, we had 18 vessels in service and 23 vessels on order, including four secondhand vessels, aggregating 183,923 TEU, an increase of 57.3% in TEU capacity. This growth is expected to increase our annual contracted revenue by approximately $138.1 million when all the vessels are delivered to us and are operating.

•

Diverse, high-quality fleet. Excluding the four 4800 TEU secondhand vessels we have agreed to purchase from APM, but have not yet taken delivery of, our operating fleet of 18 vessels, with an average age of 2.0 years as of October 20, 2006, is one of the youngest in the industry while the industry average is 4.7 years. These vessels were designed by our Manager and built to a high specification. The other newbuilding vessels we have agreed to purchase meet our exacting standards for design, construction quality and maintenance. Upon delivery of the vessels we have contracted to purchase, the vessels in our fleet will range in size from 2500 TEU to 9600 TEU.

•	Strong customer relationships. We have long-standing relationships with our initial customers, CSCL Asia and CP Ships, which was acquired by TUI AG and amalgamated with its liner subsidiary, HL USA in 2006. We believe that we will continue to be a significant provider to CSCL Asia and HL USA as they continue to grow their businesses and outsource capacity to charter owners. Since the completion of our initial public offering, we have expanded our customer base to include COSCON, APM and MOL. We will seek to expand our relationships with our new customers as we believe they will continue to outsource the ownership and operations of their existing and newbuilding vessels. In addition, we have extensive relationships with many other leading container liners, which we believe will lead to future business and enable us to further diversify our customer base.

•	Experienced management. Both our Chief Executive Officer and Chief Financial Officer have over 25 years of professional experience in the shipping industry. In addition, our Manager’s core management team has experience with many companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines and Columbia Ship Management. Our Manager’s staff has skills in all aspects of ship management, including design, operations and marine engineering, among others. Since our initial public offering, our management has demonstrated a disciplined acquisition approach by significantly increasing the size of the fleet through the purchase of high-quality vessels and concurrently entering into long-term time charters.

Our Business Strategies

We will seek to increase distributable cash flow per share by employing the following business strategies:

•	Pursue long-term, fixed-rate charters. We intend to continue to pursue long-term, fixed-rate charters, which provide us with stable future cash flows. Further, container liner companies typically employ long-term charters for strategic expansion into major trade routes while employing spot charters for shorter term discretionary needs. As container liner companies expand their services into these major trade routes, we believe that we will be well positioned to participate in their growth.

•	Expand and diversify our customer relationships. Since our initial public offering, we have increased our customer base from two to five customers and have expanded our relationships with our original two customers, CSCL Asia and HL USA. We intend to continue to expand our relationships with CSCL Asia, HL USA, COSCON, APM and MOL, as well as add new customers as container liner companies continue to expand their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships. We also believe that our Manager’s experience in working with container liners to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers.

•

Actively acquire newly-built and secondhand vessels. We have increased, and intend to further increase, the size of our fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share. We believe that entering into newbuild contracts will provide for the long-term growth of our fleet and continue to reduce the average age of our fleet. In addition, we believe that selectively acquiring high-quality secondhand vessels with long-term charters with leading container liners should provide for near-term growth in our fleet. We intend to continue this strategy to the extent market conditions permit, as we believe that it will enable us to reduce capital costs and enhance returns.

•	Operate under a fixed cost business model. We have entered into, and expect to continue to enter into, fixed-rate contracts for the daily operations of our vessels with our Manager. Further, we have entered into interest rate swap agreements to fix the interest rate on our current and anticipated borrowings under our credit facilities until at least February 2014. We believe that operating under a fixed cost business model will provide for stability of cash flows and dividend payments. Excluding reserves, general and administrative expenses, and potential extraordinary costs, our operating cost structure will be fixed through at least December 2008.

•	Maintain efficient capital structure. We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve the lowest possible capital cost so that we will be able to pursue acquisition and expansion opportunities to take advantage of potential growth opportunities in the future. We intend to use cash from operations to pay dividends, as well as to reinvest in our business and acquire new vessels.

An investment in our common shares involves risks. Our growth depends on our ability to make accretive acquisitions, expand relationships with existing charterers and obtain new charters. Substantial competition may hamper our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive acquisitions, may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results. We urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-15 of this prospectus supplement and on page 5 of the accompanying base prospectus.

Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Since our initial public offering, we have paid quarterly dividends of $0.425 per share on our common and subordinated shares. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We currently pay aggregate dividends approximately equal to our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). For the quarter ending September 30, 2006, our operating cash flow surplus exceeded the declared dividend amount for such quarter. As we continue to take delivery of the vessels that we have contracted to purchase and begin operating the Mærsk 4800 TEU secondhand vessels that are scheduled to be delivered between November 2006 and December 2006, we expect that our operating cash flow will increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Once we have reasonable assurance that we are retaining adequate funds from operations to maintain our capital base over the long-term, and if we make additional accretive acquisitions, our goal is to increase our quarterly dividend. We cannot provide you with any assurances that our dividend will be increased or that we will even be able to maintain our current dividend.

As compensation for providing strategic services, our Manager received 100 incentive shares concurrently with our initial public offering. The purpose of the incentive shares is to incentivize our Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.485 per share as follows:

•	first, 90% of incremental dividends to all common shares and subordinated shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.550 for that quarter;

•	second, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

•	after that, 75% of the incremental dividends to all common shares and subordinated shares, pro rata, and 25% of incremental dividends to the incentive shares.

There are a number of factors that could affect our dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, but are not limited to, the following:

•	we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our ability to pay dividends is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities, and future indebtedness could contain covenants that are even more restrictive. In addition, our credit facility requires us to comply with various financial covenants, and prohibits the payment of dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and

•	our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

Please read “Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves,” “—The amount of cash we have available for dividends on our shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” beginning on page 5 of the accompanying base prospectus for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

Management Overview

Our operations are managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into a long-term management agreement pursuant to which our Manager and its affiliates provide us with technical, administrative and strategic services. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. Our Manager is owned by trusts established for members of the Dennis Washington family and an entity owned by directors and officers of our Manager and SCLL. SCLL is primarily owned by an entity controlled by a director of SCLL and an entity that is a member of the Washington Marine Group. The Washington Marine Group is a group of companies engaged in marine transportation and ship building, and is affiliated with the Washington Companies. The Washington Companies invest in and operate railway, mining, environmental remediation, aviation technology and other infrastructure businesses in North America.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

The Offering

Common shares offered	10,000,000 shares.

Shares outstanding immediately after this offering	38,861,500 common shares, 7,145,000 subordinated shares and 100 incentive shares if the underwriters do not exercise their over-allotment.

40,361,500 common shares, 7,145,000 subordinated shares and 100 incentive shares if the underwriters exercise their over-allotment in full.

Use of proceeds

We estimate that we will receive net proceeds of approximately $214.8 million (based on an assumed offering price of $22.58 per share and after deducting underwriting discounts and estimated offering expenses) assuming that the underwriters’ over-allotment option is not exercised. We intend to use the net proceeds from this offering to fund a portion of the purchase price of the undelivered vessels that we have contracted to purchase and for working capital and other general corporate purposes.

Dividends

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Since our initial public offering, we have paid quarterly dividends of $0.425 per share on our common and subordinated shares. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance that we will not reduce or eliminate our dividend. In general, we will pay quarterly dividends on our common and subordinated shares in the following manner:

first, 100% to all common shares, pro rata, until they receive $0.425 per share;

second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share;

after that, 100% to all common and subordinated shares, pro rata, as if they were a single class, subject to the right of the incentive shares to share in incremental dividends at specified sharing ratios once dividends on the common and subordinated shares reach specified target levels of $0.485, $0.550 and $0.675 per share.

During the subordination period, our common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.425 per share. Our subordinated shares will not accrue any arrearages.

After the subordination period, the subordinated shares will convert to common shares and all dividends will be paid equally on all of our common shares.

Please read “Dividend Policy” for a detailed description of our dividend policy and “Description of Capital Stock” in the accompanying base prospectus for a more detailed description of our common and subordinated shares.

Tax considerations

We believe that, under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15% U.S. federal income tax rate (through 2010). Other distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common shares and, thereafter, as capital gain.

We estimate that if you hold the common shares that you purchase in this offering through the period ending December 31, 2009, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be less than 20% of the total cash distributions you receive for that period. Please read “Tax Considerations” for the basis for this estimate. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” in the accompanying base prospectus for information regarding the eligibility requirements for the receipt of “qualified dividend income.” Please also read “Risk

Factors—Tax Risks” in the accompanying base prospectus for a discussion of proposed legislation regarding qualified dividend income.

Subordination period

Each of our subordinated shares will convert to a common share after the end of the subordination period, which extends until the first day of any quarter after the quarter ending September 30, 2008 that both of the following tests are met:

(1)	we have paid quarterly dividends in the amount at least equal to $0.425 per share on both our common and subordinated shares for the immediately preceding four-quarter period; and

(2)	the cash generated from operations available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.425 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period.

Notwithstanding the above, the subordination period will end immediately prior to the occurrence of a change of control as such term is defined in our articles of incorporation.

New York Stock Exchange symbol	SSW.

Risk factors

Investment in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” on page S-15 of this prospectus supplement and on page 5 of the accompanying base prospectus and all other information set forth in this prospectus supplement, accompanying base prospectus and the documents incorporated by reference into this prospectus supplement before investing in our common shares.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Historical Combined Financial and Operating Data

The following summary historical financial and operating data presents financial and other operating data of us and of our predecessor, being the combination of ten existing Republic of Cyprus incorporated wholly owned subsidiaries of SCLL.

The summary combined financial data set forth below as of December 31, 2004 and August 11, 2005, and for the years ended December 31, 2003 and 2004 and for the 223-day period ended August 11, 2005 have been derived from the audited predecessor combined financial statements incorporated by reference in this prospectus supplement. The summary combined financial data set forth below as of December 31, 2003 has been derived from the audited predecessor combined financial statements previously filed with the Securities and Exchange Commission (the “Commission”). The summary financial data set forth below as of December 31, 2005 and for the period from date of incorporation on May 3, 2005 to December 31, 2005 have been derived from our audited financial statements incorporated by reference in this prospectus supplement. For the period from date of incorporation on May 3, 2005 to December 31, 2005, we were inactive prior to the acquisition of our initial fleet on August 12, 2005. The summary financial data set forth below as of September 30, 2006 and for the nine months ended September 30, 2006 have been derived from our unaudited interim financial statements for such period incorporated by reference in this prospectus supplement. The unaudited financial information reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for the interim period presented.

The following table should be read together with, and is qualified in its entirety by, our financial statements and historical predecessor combined financial statements, and the notes thereto incorporated by reference in this prospectus.

	Year ended December 31,		223-day period ended August 11, 2005	Period from date of incorporation on May 3, 2005 to December 31, 2005	Nine months ended September 30, 2006

	2003	2004
Statements of operations data (period ended):
Revenue	$35,011	$35,933	$40,157	$34,803	$82,769
Operating expenses:
Ship operating	6,577	7,157	7,733	8,252	20,672
Depreciation	8,587	8,808	9,904	7,186	18,570
General and administrative	208	207	218	1,694	3,024

Operating earnings	19,639	19,761	22,302	17,671	40,503
Other expenses (earnings):
Interest expense	12,193	11,804	14,563	1,699	11,461
Change in fair value of financial instruments(1)	(5,808)	(1,416)	(7,308)	—	364
Other(2)	147	3,304	433	1,643	3,164

Net earnings	$13,107	$6,069	$14,614	$14,329	$25,514

Statements of cash flows data (period ended):
Cash flows provided by (used in):
Operating activities	$16,860	$18,540	$19,289	$24,115	$44,829
Investing activities	(236,369)	(8,692)	(20,939)	(826,253)	(327,424)
Financing activities	212,320	(8,279)	793	817,856	276,634
Balance sheets data (at period end):
Cash and cash equivalents	$2,497	$4,066	$3,209	$15,718	$9,757
Vessels	452,141	454,862	466,112	621,163	930,091
Total assets	466,069	476,321	496,976	650,558	960,552
Long-term debt(3)	347,946	376,999	405,495	122,893	447,347
Owner’s or shareholders’ equity (deficiency)	(15,707)	(9,638)	4,976	523,439	493,492

	Year ended December 31,		223-day period ended August 11, 2005	Period from date of incorporation on May 3, 2005 to December 31, 2005	Nine months ended September 30, 2006

	2003	2004
Other data:
Number of vessels in operation at period end	5	6	10	13	17
TEU capacity at period end	21,265	29,733	50,960	63,719	80,731
Vessel utilization rate				100%	98.5%

(1)	Our predecessor entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. These derivative instruments have been recognized on the predecessor combined balance sheets at their fair value. As our predecessor did not designate the interest rate swap agreements as hedging instruments in accordance with the requirements in accounting literature, changes in the fair value of the interest rate swaps have been recognized in current period earnings. These changes occur due to changes in market interest rates for debt with substantially similar credit risk and payment terms. These interest rate swaps, together with the underlying debt, were settled by the predecessor and were not assumed by us on completion of our initial public offering and the acquisition of the initial fleet.
(2)	Other expenses for the year ended December 31, 2004 include a $3.1 million write-off on debt refinancing. The nine months ended September 30, 2006 includes amortization of deferred financing fees, undrawn credit facility fees and interest income.
(3)	Excludes current portion of long-term debt. All predecessor long-term debt was settled and was not assumed by us.

RISK FACTORS

Any investment in our common shares involves a high degree of risk. You should consider carefully the following risk factors and the discussion of risk factors under “Risk Factors” beginning on page 5 of the accompanying base prospectus, as well as the other information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before making an investment in our common shares. Any of the risk factors described below or the risk factors described under “Risk Factors” beginning on page 5 of the accompanying base prospectus could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common shares. You may lose all or part of your investment.

Our acquisition of the four 4800 TEU secondhand vessels is subject to a number of conditions.

We have entered into memoranda of agreement with affiliates of APM for the purchase of the four 4800 TEU secondhand vessels. The consummation of the acquisition of these vessels, however, is subject to a number of conditions. We cannot guarantee whether or when all of the conditions to the acquisition will be satisfied or waived, permitting the acquisition to be consummated when and as currently contemplated. Certain events may arise which result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. Additionally, each of the memoranda of agreement provides that the vessels will be delivered no later than February 1, 2007. However, if APM, anticipates that, notwithstanding the exercise of due diligence on the seller’s part, a vessel will not be ready for delivery by the cancellation date, APM may notify us of a new anticipated delivery date and propose a new cancellation date. Upon such event, we shall have the option of accepting the new cancellation date or cancelling the contract. If we elect to cancel a contract, then APM is obligated to refund the full amount of the purchase price paid by us with interest. If we fail to consummate this acquisition or the vessel purchase agreements are cancelled, we will be unable to grow our revenues as currently anticipated.

Our charter revenue from the four 4800 TEU secondhand vessels will decrease if APM exercises its options to extend its charters beyond the initial charter period of five years.

Upon the expiration of the initial five-year time charter term for each of the four 4800 TEU vessels, APM will have two consecutive one-year options to charter each vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter each vessel at $20,400 per day. Upon delivery, our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $5,750 per day through December 31, 2008. The daily charter rate thereafter will be subject to renegotiation every three years. If APM exercises its options, our charter revenue from the four 4800 TEU secondhand vessels will decrease, especially if our Manager increases its fee for operating the four 4800 TEU secondhand vessels after December 31, 2008.

The age of our 4800 TEU secondhand vessels will result in increased operating costs, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our 4800 TEU secondhand vessels have an average age of approximately 17.4 years as of October 20, 2006. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to these 4800 TEU secondhand vessels and may restrict the type of activities in which these vessels may engage. The increased costs associated with these vessels may prevent us from operating them profitably during the remainder of their useful lives.

Defects in our 4800 TEU secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect our 4800 TEU vessels prior to our purchase, such inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we are not aware of and that may require us to incur unexpected additional costs to repair these vessels. Such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable. Repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels. Both the increased costs and decreased fleet utilization resulting from such defects could adversely affect our results of operations.

Unless we set aside reserves or are able to borrow funds for vessel replacement at the end of a vessel’s useful life our revenue will decline.

Unless we maintain reserves or are able to borrow funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Additionally, any reserves set aside for vessel replacement would not be available for dividends.

As we expand our business, our Manager may need to improve its operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

With the acquisition of the additional 23 vessels that we have agreed to purchase, we will more than double the size of our operating fleet since our initial public offering. Our Manager’s current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional administrative and management personnel. We cannot guarantee that our Manager will be able to continue to hire suitable employees as we expand our fleet. In the event the shortage of experienced labor continues or worsens or if our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its financial and operating systems or to recruit suitable employees as we expand our fleet, our results of operations and customer relationships may be adversely affected.

Under the time charters for our 5100 TEU and 4800 TEU vessels, if a vessel is off-hire for more than 60 days, the charterer has a right to terminate the charter agreement for that vessel.

Each of the four 5100 TEU vessels which we have agreed to purchase are subject to a 12-year time charter with MOL commencing upon the delivery of each vessel. Similarly, each of the 4800 TEU vessels which we have agreed to purchase is subject to a five-year time charter with APM commencing upon the delivery of each vessel. Pursuant to these time charter agreements, if a vessel is off-hire for more than 60 consecutive days, the charterer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but may be required to pay expenses necessary to maintain the vessel in proper operating condition. The loss of a time charter could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Failure to timely comply with the requirements of Section 404 or any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse affect on the trading price of our common shares.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Beginning with our Annual Report for the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report with our Annual Report on Form 20-F. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Additionally, beginning with our Annual Report for the year ending December 31, 2007, Section 404(b) of the Sarbanes-Oxley Act will require our independent registered public accounting firm to issue reports on management’s assessment of our internal control over financial reporting. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.

Achieving compliance with Section 404 within the prescribed period may require us to incur significant costs and expend significant time and management resources. We cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is operating effectively. If we are not able to complete the assessment under Section 404 in a timely manner, we will be unable to conclude that our internal control over financial reporting is effective as of the applicable fiscal year end and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of the applicable fiscal year end. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively. As a result, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our common shares.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus supplement and the accompanying base in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors” beginning on page S-15 of this prospectus supplement and on page 5 of the accompanying base prospectus.

We caution you that the forward-looking statements in this prospectus supplement and the accompanying base and the documents we incorporate by reference are subject to all of the risks and uncertainties, many of which are beyond our control. These risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. You should not put undue reliance on these statements. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $214.8 million (based on an assumed offering price of $22.58 per share and after deducting underwriting discounts and estimated offering expenses) from the issuance of common shares in this offering assuming that the underwriters’ over-allotment option is not exercised. We intend to use the net proceeds from this offering to fund a portion of the purchase price of the undelivered vessels that we have contracted to purchase and for working capital and other general corporate purposes. We intend to temporarily invest the proceeds of this offering in short-term, investment grade, liquid investments until the vessels are delivered.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis giving effect to the sale of 10,000,000 common shares at an assumed offering price of $22.58 per share in this offering and the application of the net proceeds in the manner described under “Use of Proceeds.” Net offering proceeds are shown as an increase to cash although we expect such funds to be used for vessel acquisitions, working capital and general corporate purposes.

The following should be read in conjunction with the historical financial statements and the related notes thereto incorporated by reference in this prospectus supplement as well as our annual report on Form 20-F for the year ended December 31, 2005 and filed with the Commission on March 17, 2006, and our current report on Form 6-K filed with the Commission on October 24, 2006, all of which are incorporated herein by reference.

	As of September 30, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$9,757	$224,592

Total cash and cash equivalents	$9,757	$224,592

Secured credit facilities	447,347	447,347

Total long-term debt	447,347	447,347

Shareholders’ equity
Common shares, par value $0.01 per share, 200,000,000 shares authorized; 28,861,500 shares issued and outstanding on an actual basis and 38,861,500 shares issued and outstanding on as adjusted basis	289	389
Subordinated shares, par value $0.01 per share, 25,000,000 shares authorized; 7,145,000 shares issued and outstanding	71	71
Incentive shares, par value $0.01 per share, 100 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	512,455	727,190
Deficit	(14,344)	(14,344)
Accumulated other comprehensive income	(4,980)	(4,980)

Total shareholders’ equity	493,492	708,327

Total capitalization	$940,839	$1,155,674

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

As of October 20, 2006, there were 28,861,500 common shares outstanding, held by approximately 26 holders, including common shares held in street name, and there were 7,145,000 subordinated shares outstanding held by members of the Washington family, or trusts set up on their behalf, to an entity owned by our chief executive officer, Gerry Wang, and to an entity owned by Graham Porter, a director of our Manager. Our common shares are traded on the NYSE under the symbol “SSW.” There is no established public trading market for our subordinated shares.

The following table sets forth, for the periods indicated, the high and low sales prices for our common shares, as reported on the NYSE Composite Transactions Tape, and quarterly dividend paid per common share. The last reported sale price of our common share on the NYSE on October 24, 2006 was $22.58 per share.

	Price Range		Dividend Per Common Share(2)
	High	Low
Year ended December 31, 2005
Third Quarter(1)	$21.51	$18.60	$0.23
Fourth Quarter	20.49	17.70	0.425

Year ending December 31, 2006
First Quarter	$21.81	$19.51	$0.425
Second Quarter	22.40	19.70	0.425
Third Quarter	22.97	19.90	0.425
Fourth Quarter(3)	22.75	21.82	N/A

(1)	For the period from August 9, 2005, the date of our initial public offering, through September 30, 2005.
(2)	Dividends declared associated with each respective quarter. The 2005 third quarter dividend of $0.23 per common share was prorated for the period from August 12, 2005, the date of the closing of our initial public offering of common shares, through September 30, 2005, and is equivalent to a quarterly dividend of $0.425 per common share.
(3)	For the period from October 1, 2006 through October 24, 2006.

DIVIDEND POLICY

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. Since our initial public offering, we have paid quarterly dividends of $0.425 per share on our common and subordinated shares. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We currently pay aggregate dividends approximately equal to our operating cash flow surplus (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). For the quarter ending September 30, 2006, our operating cash flow surplus exceeded the declared dividend amount for such quarter. As we continue to take delivery of the vessels that we have contracted to purchase and begin operating the Mærsk 4800 TEU secondhand vessels that are scheduled to be delivered between November 2006 and December 2006, we expect that our operating cash flow will increase, which will enable us to retain a portion of our cash flow for reinvestment in our business while continuing to pay quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, create reserves for vessel replacement costs, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. Once we have reasonable assurance that we are retaining adequate funds from operations to maintain our capital base over the long-term, and if we make additional accretive acquisitions, our goal is to increase our quarterly dividend. We cannot provide you with any assurances that our dividend will be increased or that we will even be able to maintain our current dividend.

As compensation for providing strategic services, our Manager received 100 incentive shares concurrently with our initial public offering. The purpose of the incentive shares is to incentivize our Manager to increase the amount of distributable cash flow per share. The incentive shares will share in incremental dividends only after quarterly dividends on the common and subordinated shares exceed $0.485 per share as follows:

•	first, 90% of incremental dividends to all common shares and subordinated shares, pro rata, and 10% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.550 for that quarter;

•	second, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

•	after that, 75% of the incremental dividends to all common shares and subordinated shares, pro rata, and 25% of incremental dividends to the incentive shares.

There are a number of factors that could affect our dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include, but are not limited to, the following:

•	we may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	our ability to pay dividends is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by restrictions under our senior secured credit facilities, and future indebtedness could contain covenants that are even more restrictive. In addition, our credit facility requires us to comply with various financial covenants, and prohibits the payment of dividends if an event of default has occurred and is continuing under our credit facility or if the payment of the dividend would result in an event of default;

•	the amount of any cash reserves established by our board of directors;

•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and

•	our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

Please read “Risk Factors—Risks Inherent In Our Business—We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves,” “—The amount of cash we have available for dividends on our shares will not depend solely on our profitability,” “—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends,” and “—We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted” beginning on page 5 of the accompanying base prospectus for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common shares will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations and non-U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common shares, please read “United States Tax Considerations” and “Non-United States Tax Consequences” in the accompanying base prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

We estimate that for distributions made to a purchaser of common shares in this offering and who owns those common shares from the date of closing of this offering through December 31, 2009, less than 20% of the total cash distributions made during that period, on a cumulative basis, will constitute taxable dividend income. The remaining portion of this distribution will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. We anticipate that after the taxable year ending December 31, 2009, the ratio of distributions that constitute dividend income to total cash distributions will increase. These estimates are based upon the conclusion that we will not be treated as a PFIC and the assumption that we will pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares during the referenced period and other assumptions with respect to the period for the delivery of our contracted fleet, capital expenditures and cash flow. Please read “United States Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification” in the accompanying base prospectus. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material and could materially affect the value of the common shares.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data contained in this prospectus relating to the containership industry has been provided by Clarkson Research Services Limited, or CRS, and is taken from CRS’ database and other sources. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS’ database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS’ database; and (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures, and may accordingly contain errors.

Overview of the Container Shipping Market

Container shipping is responsible for the movement of a wide range of goods from one part of the world to another in a unitized form. Participants in the container shipping industry include “liner” companies, who operate container shipping services, containership owners, often known as charter owners, who own containerships and charter them out to the operators, and shippers who require the seaborne movement of containerized goods. Container shipping represents an important and increasingly significant part of the global seaborne movement of goods. In 2005, global container trade stood at an estimated 105 million TEU. As of October 1, 2006, the global containership fleet contained 3,872 fully cellular1 containerships, with a total standing slot capacity2 of over 9.0 million TEU, while the total container capable fleet capacity stood at over 11.1 million TEU. Growth in the liner shipping market has been relatively rapid in comparison with other major shipping sectors such as tankers and bulkcarriers. In terms of loaded containers moved from origin to destination, estimated global container trade moved from 50.8 million TEU in 1997 to 105.3 million TEU in 2005, a compound average annual growth rate3 of 9.6%. In the last three years demand for container shipping has accelerated strongly, with estimated growth in world container trade reaching 11.6% in 2003, 13.4% in 2004 and 10.2% in 2005.

Global container trade is spread over a range of long-haul, regional, and intra-regional routes. The “mainlane” container trades on the major east-west routes are the world’s largest in volume terms, with the

[1]	Equipped with fixed cell guides for containers throughout.
[2]	Nominal static ship container capacity.
[3]	All period growth rates are compound average growth rates unless stated otherwise.

Transpacific forming the world’s largest container trade with 17% of the total volume 2005, followed by the Far East-Europe trade and the Transatlantic. In addition to these trades there are “intermediate” trades on the mainlane east-west corridor serving the Middle East and the Indian Sub-Continent. North-South trades form the second layer of the global liner network, connecting the northern hemisphere with South America, Africa and Australasia. Additionally there are also important intra-regional container trades, intra-Asia or intra-Europe, for example:

World Seaborne Container Trade

estimated, million TEU		2003	% share	2004	% share	2005	% share	2006	% share
Transpacific	eastbound	9.7	11.5%	11.4	11.9%	13.0	12.3%	14.6	12.6%
	growth			17%		14%		13%
	westbound	4.6	5.4%	4.9	5.1%	5.4	5.1%	5.8	5.0%
	growth			7%		10%		7%
Far East-Europe	westbound	6.4	7.6%	7.5	7.9%	8.4	8.0%	9.7	8.3%
	growth			16%		12%		14%
	eastbound	3.1	3.7%	3.5	3.7%	3.7	3.5%	4.0	3.4%
	growth			14%		5%		7%
Transatlantic	westbound	3.1	3.6%	3.2	3.4%	3.3	3.1%	3.4	3.0%
	growth			5%		2%		4%
	eastbound	2.3	2.7%	2.5	2.6%	2.6	2.5%	2.7	2.3%
	growth			7%		6%		2%
Global Total		84.3		95.6		105.3		116.3
	growth			13%		10%		10%

Source: CRS, October 2006

The Transpacific and the Far East-Europe are the world’s two largest container trades. In recent years, it has been Chinese trade which has driven most of the increase in volumes out of Asia. Chinese trade remains the key factor behind expanding container trade, and in 2005, estimated trade volumes on the eastbound Transpacific trade grew by 14.1% and on the westbound Far East-Europe trade by 12.4%. In addition to the impact of China on global container trade, other recent growth areas include trade out of Brazil, trade in and out of Russia and the Baltic, and intra-Asian trade, which has also been largely influenced by growth in Chinese trade.

Containership Supply

Global container trade is served by a large fleet of container carrying vessels. The most significant part of this fleet are the fully cellular containerships, which as of October 1, 2006, comprised 81% of global available TEU capacity amongst 3,872 ships. The remainder of the container capable fleet is made up of a range of non-fully cellular ship types, including MPPs, Ro-Ros and General Cargo ships, which often have container carrying capacity.

The container carrying fleet has responded to rapid demand growth, and overall container capable standing slot capacity expanded at an annual average of 8.0% in the period 1997-2005, driven mainly by growth of the fully cellular containership fleet, which more than doubled in capacity during the same period of time. As of October 1, 2006, total capacity in the overall container capable fleet stood at 11.13 million TEU, with a total of 10,798 container capable ships.

The fully cellular containership fleet is made up of a wide range of ships from below 500 TEU in capacity to 8000 TEU and above. At the top end of the scale are the “Deep Sea” containerships of 3000 TEU and above which are generally responsible for servicing the mainlane east-west trades. These are designated as Panamax or Post-Panamax according to their capability to transit the Panama Canal given their physical dimensions. “Intermediate” containerships are between 1000 TEU and 2999 TEU in capacity and generally serve intermediate, north-south and in some cases intra-regional trade. Below 1000 TEU in capacity are the “Feeder” containerships generally operated on an intra-regional basis, often relaying or “feeding” cargo within a region from or to main port hubs served by mainlane trades. A large proportion of the growth in containership capacity in recent years has been in the Panamax and Post-Panamax “Deep Sea” segments. Panamax fleet capacity rose from 1.13 million TEU at the start of 1998 to 2.45 million TEU as of October 1, 2006, while Post-Panamax capacity increased from 0.38 million TEU to 2.96 million TEU over the same period.

Orderbook

The containership orderbook as of October 1, 2006, reached a new record level of 1,299 ships, 4.75 million TEU, and represented 52.5% of the fleet in terms of capacity. For containerships with capacity of 3000 TEU or greater, this figure stood at 68.1%, with 295 Post-Panamaxes and 316 Panamaxes on order.

Containership Orderbook

		Orderbook Total		By Year Of Delivery :
				2006 000 TEU	2007 000 TEU	2008 000 TEU	2009/10 000 TEU
		ships	000 TEU
Feeder	0-999 TEU	200	153.3	35.2	57.8	42.3	18.1
Intermediate	1000-2999 TEU	488	901.8	118.4	331.4	320.5	131.6
Deep Sea	3000 TEU & above	611	3,692.0	268.2	971.5	1,183.5	1,268.8
Total		1,299	4,747.2	421.8	1,360.6	1,546.3	1,418.4

Source: CRS, October 2006

The Charter Market

The containership charter market is playing an increasingly important role in the container shipping industry as a whole. Historically, a significant share of the world’s containership capacity has been owned by the liner companies operating container shipping services. More recently these operators have chosen to charter a larger proportion of the capacity that they operate. This remainder is controlled by ship owning companies, such as Seaspan, which use the “charter market” to charter their vessels out to the liner companies. These are often referred to as “charter owners.”

The rapid growth in fully cellular containership capacity has been driven by increases in contracting of containerships. Charter owners have increased their share of the fleet in recent years, and have been responsible for a substantial share of containership capacity contracted, and investment in containerships.

With regard to removals from the containership fleet, the sale for demolition of capacity has generally been fairly insignificant relative to additions to the fleet. A substantial number of containerships are operating beyond 25 years of age. As of October 1, 2006, the containership fleet contained 371 ships built in 1980 or earlier (over 9% of the fleet in terms of ship numbers) and 125 built in 1975 or earlier.

The Market and Outlook

The containership freight market is expressed by the rate paid by shippers to move containers on various routes within the global liner network. The graph below shows the development of indicative freight rates on the peak legs of the mainlane trades i.e. out of Asia on the Transpacific and Far East-Europe, and westbound on the Transatlantic. In general, from early 2002 until mid-2005 container freight rates were mainly on an upward trend, bolstered by relatively rapid increases in demand, before some softening in the second half of 2005 and the first half of 2006 on the trades out of Asia, most notably on the westbound Far East-Europe trade.

Looking ahead, expansion in world container trade is estimated to reach a double-digit percentage for the fifth consecutive year in 2006. Taking into account trade volume estimations and historical relationships between trade patterns and container trade flows, it is estimated that container trade grew by 10.2% in full year 2005 and is projected to grow by 10.4% in 2006. On the supply side, in line with the heavy containership delivery schedule, fully cellular containership capacity alone is estimated to have increased by 13.1% in full year 2005 and is projected to increase by 16.3% in 2006.

There are, of course, limitations and risks to these scenarios, dependent on future developments in the world economy and global trade patterns, and the development of ordering, deliveries and demolitions in the future. For example, in 2001, the growth in container shipping demand was only 2.5%, which was well below historical average growth rates. At the same time, the containership orderbook represented over 30% of the global containership fleet in terms of capacity at the start of the year. The impact of the differential between growth in demand and supply on the container freight market and the containership charter market was sharply negative, pushing rates acutely downwards in both cases.

The Containership Charter Market

Overview

As of October 1, 2006, it was estimated that 2,044 containerships in the 3,872 strong fully cellular containership fleet were owned by charter owners such as Seaspan. The share of total capacity1 operated by the top 10 liner companies which was chartered increased from around 15% at the start of 1993 to 49% at the start of 2006, as liner companies have increasingly turned to other parties for capital investment in ships, and as increasing levels of funds (largely in Germany) have become available to charter owners for investment in new containerships. In terms of charter hire revenue, the containership charter market amounted to an estimated total value of $8.0 billion in 2003, and an estimated $17.0 billion in 2005,2 based on prevailing time charter rate levels. The value of the charter market as a whole, however, fluctuates with containership charter rates and is open to risks and limitations as discussed above.

A substantial part of the containership charter market is focused on containerships of 4500 TEU or less, and the large majority of charter market activity in this sector is time charter3 business, with charter periods ranging from months to 3 years or more. However, in other instances, and generally in the case of larger Panamax and Post-Panamax containerships, the charter owner will contract a containership newbuilding at a shipyard, which is then chartered out to one of the major container shipping lines on a long-term time charter which could be anything up to 10 or 12 years in duration.

Charter owners have in general increased their share of the fleet in recent years, and have been responsible for a substantial share of containership capacity contracted, and investment in containerships. The table below shows the estimated investment in the containership fleet as a whole and by size sector, along with the share of estimated investment attributable to charter owners. In the five year period 2001-2005, charter owners invested on average $9.3 billion in new containership contracts each year. The estimated level of investment in containerships with capacity of 1000 TEU and above by charter owners exceeded $10.0 billion in 2003, 2004 and 2005, indicative of the increasing role of charter owners in the overall provision of larger containership capacity. The value of investment in containerships, however, fluctuates with containership newbuilding prices, the development of which is open to certain risks and limitations in terms of the demand for new ships, and ship building industry fundamentals.

[1]	Includes all container capable “liner” capacity.
[2]	Estimated total charter hire revenue before operating and financing costs, based on charter owner capacity, average $/day/TEU 6-12 month time charter rates across a range of containership types, and 360 days per year.
[3]	In which the charterer hires the vessel from the owner at a per day time charter rate.

Estimated Investment In Containerships (in billions)

		2001	2002	2003	2004	2005
Feeder	Charter Owner	$0.5	$0.4	$1.0	$1.1	$3.0
0-999 TEU	Total	$0.7	$0.5	$1.4	$1.3	$3.5
	Charter Owner %	71%	79%	73%	85%	87%
Intermediate	Charter Owner	$1.2	$0.3	$3.5	$4.7	$7.3
1000-2999 TEU	Total	$1.8	$1.0	$4.3	$6.3	$9.8
	Charter Owner %	62%	27%	80%	74%	75%
Deep Sea	Charter Owner	$1.9	$1.4	$9.9	$6.1	$4.2
3000+ TEU	Total	$4.2	$3.1	$18.4	$17.3	$17.7
	Charter Owner %	45%	45%	54%	35%	24%
Total	Charter Owner	$3.6	$2.0	$14.4	$11.8	$14.6
	Total	$6.8	$4.6	$24.1	$24.9	$31.0
	Charter Owner %	53%	44%	60%	47%	47%

Note : Estimated investment based on capacity contracted and average per TEU newbuilding prices across a range of containership types. Based on best available historical ownership data.

Source: CRS, October 2006.

Time Charter Rate Development

In the containership charter market, there was significant upward movement in time charter rates in the period between the start of 2002 and the middle of 2005. Demand for containership capacity driven by increases in global container trade underpinned upward market movements, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Midway through 2005, containership charter rates began to fall, before stabilizing in the first half of 2006. Containership economies of scale mean that the daily time charter rate per TEU for a larger containership is smaller than for a ship with lower TEU capacity. Estimated 6-12 month time charter rates1 for a theoretical 1700 TEU geared2 containership3 moved from an average of $8,025/day in 2002 to an average of $27,146/day in 2005. The average in the first half of 2006 stood at $18,333/day. For a theoretical 2750 TEU gearless containership4 the equivalent rates moved from an average of $10,700/day in 2002 to an average of $34,813/day in 2005. The average in the first half of 2006 stood at $23,750/day. For a theoretical 3500 TEU gearless containership5 rates moved from an average of $14,275/day in 2002 to an average of $38,427/day in 2005. The average in the first half of 2006 stood at $28,167/day. For a theoretical 4400 TEU gearless containership6 rates moved from an average of $23,583/day in the second half of 2002 to an average of $43,000/day in 2005. The average in the first half of 2006 stood at $34,250/day. As of the start of October 2006, the charter rate for a 4400 TEU containership was approximately $31,500/day.

The time charter rate development series featured in the graph below do not cover the very largest containerships of 8000 TEU and above, or the smaller Post-Panamax ships. These vessels are not currently chartered on the “liquid”7 charter market. When owned by charter owners they are generally ordered as new and

[1]	Based on market assessments by H. Clarkson and Co. Ltd. brokers.
[2]	Geared vessels have their own cranes for the purpose of loading and unloading containers, while gearless vessels do not.
[3]	Based on a geared fully cellular ship, 1650-1750 nominal TEU.
[4]	Based on a gearless fully cellular ship, 2600-2900 nominal TEU.
[5]	Based on a gearless fully cellular ship, 3200-3600 nominal TEU.
[6]	Based on a gearless fully cellular ship, 4300-4500 nominal TEU.
[7]	The liquid market means the relatively transparent market in which containership chartering is generally conducted. Post-Panamax containership chartering is often connected to newbuilding arrangement, and is not always concluded as part of this market.

chartered out to containership operators on a long-term time charter in tandem with the arrangement of the newbuilding. As such, development of time charter rates for these ships do not form part of the transparent charter market, and assessments for standard deals cannot generally be meaningfully tracked.

Along with movements in containership charter rates, the market has also seen changes in average charter periods. A fixture is the term used to denote the agreement of a new charter, and the average period of reported fixtures1 moved from 11.2 months in January 2003 to 33.8 months in January 2005, reflecting the charter owners’ ability to push for longer charter periods in a strong market for ships. It then fell to 11.5 months in November 2005, before increasing to 32.2 months in May 2006 but falling again to 13.5 months in September 2006. The average period across reported fixtures observed on the transparent charter market, however, is generally substantially shorter than the longer charter periods seen for many large containership newbuildings chartered by charter owners to liner companies.

[1]	Reported fixtures for fully cellular containerships identified and collected by CRS.

During 2003 and 2004 the volume of reported fixtures was relatively high, but as demand continued to grow, and a greater number of ships were committed for longer periods than previously, the lack of supply caused the volume of fixtures to slow in 2005 and into 2006.

The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. The graph below shows the development of containership newbuilding prices1 for three sizes of containership, expressed in dollars per TEU. Since early 2003 newbuilding prices have risen substantially. The total newbuilding price for a theoretical 2750 TEU containership increased from $29.5 million at the start of 2003 to $52.0 million at the start of October 2006. Over the same period, for a theoretical 4600 TEU containership the newbuilding price rose from $45.0 million to $73.0 million, while the newbuilding price for a theoretical 6200 TEU containership increased from $60.0 million to $101.0 million. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than for ships with smaller TEU capacity.

The charter owner containership orderbook as of October 1, 2006, was 2.02 million TEU, representing 46.8% of the existing charter owner fleet in terms of capacity. For containerships with a capacity of 3000 TEU or greater, this figure stood at 56.3%. As of October 1, 2006, the charter owner orderbook contained 0.25 million TEU for delivery in 2006, 0.62 million TEU for 2007 delivery, and 0.52 million TEU for delivery in 2008. 0.62 million TEU of capacity is already on order for delivery in 2009 and onwards.

As of October 1, 2006, estimated charter owner investment based on the containership orderbook was $31.9 billion. The table below shows the containership orderbook in terms of total estimated investment by charter owners.

[1]	These newbuilding prices are based on market assessments by H.Clarkson & Co. Ltd. brokers. They can vary as to country of build, delivery date and ship specification.

Charter Owner Containership Orderbook & Estimated Investment

		Total Orderbook 000 TEU	By Year Of Delivery :
			2006 000 TEU	2007 000 TEU	2008 000 TEU	2009/10 000 TEU

Feeder	0-999 TEU	118.7	31.8	43.4	26.3	17.1
Intermediate	1000-2999 TEU	678.0	99.1	258.5	244.0	76.4
Deep Sea	3000 TEU & above	1,219.5	119.4	321.1	252.8	526.2
Total		2,016.2	250.3	623.0	523.1	619.8
% of current charter owner fleet TEU		46.8%	5.8%	14.5%	12.1%	14.4%
Estimated investment in billions		$31.9	$3.8	$9.6	$9.0	$9.5

Note : Estimated investment based on estimated contract prices where information not available.

Based on best available ownership data.

Source: CRS, October 2006.

Competition

The charter market can be seen as competition between a number of classes of industry participants satisfying the demand for containership capacity. Charter owners compete against the liner companies themselves (operator owners such as Maersk Sealand, MSC and Evergreen), who own container carrying vessels for the services that they operate. This differs somewhat from the traditional tanker and bulkcarrier shipping sectors where owners are providing tonnage to charterers who are mainly cargo interests or operators, less inclined to take part in ownership. Containership owning liner companies are often significant corporate entities, while charter owners are often part of wider groups involved in activities such as ship financing, management or broking. Charter owners are numerous, with over 350 owning containerships as of October 1, 2006.

Top Containership Charter Owners by TEU Capacity

	ships	TEU	avg. size
NSB Niederelbe	85	353,554	4,159
E.R. Schiffahrt	66	299,978	4,545
Reederei C.-P. Offen	63	236,887	3,760
Peter Dohle	73	193,702	2,653
Costamare	50	192,151	3,843
Zodiac Maritime	42	163,896	3,902
NVA Norddeutsche	31	121,195	3,910
Rickmers Reederei	57	117,135	2,055
Danaos Shpg	27	115,910	4,293
Seaspan Container Lines	18	90,278	5,015
Kaisho Shipping	14	82,416	5,887
Gebab	26	76,527	2,943
F. Laeisz	23	76,378	3,321
Leonhardt & Blumberg	40	71,608	1,790
Hanseatic Lloyd	23	71,099	3,091
Shoei Kisen	23	69,911	3,040
Ofer Group	23	69,806	3,035
Schulte Group	33	62,974	1,908
Dr. Peters	24	59,917	2,497
Hansa Treuhand	16	58,823	3,676
Hermann Buss	41	52,547	1,282

	ships	TEU	avg. size
Ch. F. Ahrenkiel	23	51,736	2,249
J-P Schluter	23	51,446	2,237
Oskar Wehr	20	47,505	2,375
T Schulte	21	44,629	2,125

Source: CRS, October 2006.

Within the charter owner grouping, there is a range of types of shipowner. The largest share of the charter owner containership fleet is owned by German shipowners (examples in the table above include NSB Neiderelbe, E.R. Schiffahrt, and Reederei C-P Offen). German owners in total accounted for 61.4% of the fully cellular containerships in the charter owner fleet as of October 1, 2006 and 72.4% of the containerships on order to charter owners.

A large number of the ships owned by these companies have been financed by the German KG1 system, which allows tax benefits to private investors in certain ship owning companies. KG equity houses are generally responsible for collecting the funds. In some instances they are part of German shipowning and management groups, and in others they are separate operations working with external shipowning or management companies within Germany. While changes to the structure of the KG system have eliminated the traditional tax benefit (derived from accelerated asset depreciation) to investors, KG houses are expected to continue to promote significant investment in ships through the German tonnage tax system. Other identifiable charter owner groupings include Greek owners (examples in the table above are Costamare and Danaos), and also include companies using other financing schemes such as Scandinavian KS financing.

Container shipping demand growth in the future, while open to risks and limitations already detailed, will require the liner shipping companies to further grow their containership capacity. As a result, although that demand could be subject to risks and limitations, the provision of containerships to the market by charter owners maintains the potential for expansion in the future.

[1]	KG stands for ‘Kommanditgesellschaft.’

MANAGEMENT

Directors and Executive Officers

The following table provides information about our directors and executive officers. Certain biographical information about each of these individuals is set forth below.

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors
Gerry Wang	44	Chief Executive Officer and Director
Kevin M. Kennedy	47	Chief Financial Officer and Secretary
David Korbin	65	Director
Peter Lorange	63	Director
Peter S. Shaerf	52	Director
Milton K. Wong	67	Director
Barry R. Pearl	57	Director

Kyle Washington. Kyle Washington was appointed our Chairman of the Board in May 2005. Mr. Washington is responsible for the overall corporate strategy of the Washington Marine Group and is active in developing senior level customer, supplier, competitor and governmental relationships. Mr. Washington has been with the Washington Marine Group since 1994. Within the Washington Marine Group, he is a Director and the Executive Chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. He is also a Director and the Executive Chairman of the Board of SCLL and each of the VesselCos. Mr. Washington is also a Director and Chairman of our Manager and certain of its operating subsidiaries. Mr. Washington is also a director of Washington Canadian Ltd. Mr. Washington is a graduate of the University of Montana with a degree in business finance.

Gerry Wang. Gerry Wang was appointed our Chief Executive Officer and Director in May 2005. Mr. Wang joined the Offshore Division of Seaspan International Ltd. in early 1990 and is currently a Director, Chief Executive Officer and President of SCLL and each of the VesselCos. Mr. Wang is also a Director and Chief Executive Officer of certain affiliates of our Manager. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University in 1983 with a Bachelor’s degree in Navigation, and in 1986, he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. In 1993, he obtained his MBA degree from the University of British Columbia in Vancouver, BC, Canada.

Kevin M. Kennedy. Kevin M. Kennedy was appointed our Chief Financial Officer and Secretary in May 2005. Mr. Kennedy is also a Director of Seaboard Corp. (AMEX), and serves as the financial expert on their Audit Committee. From 1994 to 2001, Mr. Kennedy worked for the GE Capital Services Structured Finance Group Inc., where from 1999 to 2001 he served as the Managing Director and Head of Marine Financing. From 2001 to 2005, Mr. Kennedy served as a Partner in the Great Circle Fund LP, a private equity fund focused on the maritime industry. Mr. Kennedy has an MBA from Columbia University and a B.S., Nautical Science, from the U.S. Merchant Marine Academy.

David Korbin. David Korbin was appointed as a Director in August 2005. He has been a Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001, serving as Chair of the board of directors since 2004 and as Chair of the audit committee from 2002 to 2003. From 1992 to 2000, he served as Director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Vancouver General Hospital audit committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a Chartered Accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992, he was managing partner of Deloitte Touche. Mr. Korbin was also on the National Board of both Deloitte Haskins and Sells and Deloitte Touche during his tenure as managing partner.

Peter Lorange. Peter Lorange was appointed as a Director in August 2005. Mr. Lorange has been President of IMD since July 1, 1993. He is Professor of Strategy and holds the Nestlé Chair. He was formerly President of the Norwegian School of Management in Oslo. Mr. Lorange was affiliated with the Wharton School, University of Pennsylvania for more than a decade in various assignments, including director for the Joseph H. Lauder Institute of Management and International Studies, and The William H. Wurster Center for International Management Studies, as well as The William H. Wurster Professor of Multinational Management. He has also taught at the Sloan School of Management (M.I.T.), IMEDE (now IMD), and the Stockholm School of Economics. Mr. Lorange serves on the board of directors of several corporations including: Christiania Eiendomsselskap A/S, S. Ugelstad Shipowners A/S, StreamServe Inc., Preferred Global Health, Zaruma Resources Inc. and Copenhagen Business School. He received his undergraduate education from the Norwegian School of Economics and Business, was awarded a Masters of Arts degree in Operations Management from Yale University, and his Doctor of Business Administration degree from Harvard University.

Peter S. Shaerf. Peter S. Shaerf was appointed as a Director in August 2005. Currently, Mr. Shaerf is a Managing Director at AMA Capital Partners LLC, a maritime investment bank based in New York. He started in the maritime industry over 30 years ago and has worked extensively as a broker of container and dry cargo vessels through The Commonwealth Group, a company he founded. He also operated a small Caribbean liner service while working for a firm of British shipowners. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company that works extensively in the investment community. At AMA, he has continued developing relationships in the capital markets where he has worked primarily advising hedge funds and investors on a variety of maritime investments in both equity and distressed debt. Since May 2001, Mr. Shaerf has been a Director of General Maritime Corp (NYSE). Since May 2002, he has been a director of TBS International (NASDAQ), and since April 2002, a director of Trailer Bridge (NASDAQ). He served as a board member of MC Shipping (AMEX) from 1993 to 2004. He is also a Director of The Containerization and Intermodal Institute and Vice-Chairman of the Government sponsored Short Sea Shipping Co-operative (“SCOOP”) and is a member of the Maritime Law Association. Mr. Shaerf received his B.A. in International Business Law from London Guildhall University in London, England.

Milton K. Wong. Milton K. Wong was appointed as a Director in August 2005. Mr. Wong is also a director of Alcan Inc., Genome British Columbia, Pacific Salmon Endowment Fund Society, The Pierre Elliot Trudeau Foundation, The Laurier Institution and The Canada-US Fulbright Program. He founded M.K. Wong & Associates Ltd. (“MKW”) in 1980 to provide investment counseling services to pension plans, foundations, mutual funds and individuals. MKW was acquired by HSBC in 1996. Currently, Mr. Wong is the non-executive chairman of the board of directors of HSBC Investments (Canada) Limited and has been a director of Alcan, Inc. since 2003. He was appointed Chancellor Emeritus of Simon Fraser University in June 2005 after a six year term as Chancellor. He is a recipient of the Order of Canada and the Order of British Columbia and was awarded an Ernst & Young Lifetime Achievement Award in 2002. Mr. Wong received his Bachelor of Arts in Political Science from the University of British Columbia and was awarded an honorary Law Doctorate from Simon Fraser University.

Barry R. Pearl. Barry R. Pearl was appointed as a Director in October 2006. Mr. Pearl retired in 2005 as the President and Chief Executive Officer of TEPPCO Partners, L.P., one of the largest publicly traded pipeline limited partnerships in the United States. Mr. Pearl joined TEPPCO in 2001 as President and Chief Operating Officer and was promoted to his most recent position in 2002. Prior to joining TEPPCO, he served as Vice President of finance and Chief Financial Officer of Maverick Tube Corporation. Before joining Maverick, Mr. Pearl was Vice President of operations, senior Vice President of business development and planning, and senior vice president and Chief Financial Officer of Santa Fe Pacific Pipeline Partners, L.P. from 1984 to 1998. He also served as Vice President and general manager of Calnev Pipeline Company from 1982 to 1984, which at the time was owned by

Champlin Petroleum Company. Mr. Pearl began his career at Champlin in 1974. Mr. Pearl received his Bachelor of Arts in Mathematics from Indiana University, his Masters of Arts in Operations Research from Yale University and his Masters in Business Administration from the University of Denver.

Directors and Officers of Our Manager

The following table provides information about the directors and officers of Seaspan Management Services Limited and officers of certain of its subsidiaries. As described below, our Manager and certain of its wholly owned subsidiaries provide us with technical, administrative and strategic services, pursuant to the management agreement.

Name	Age	Position
Kyle Washington	36	Chairman of the Board of Directors and Director of our Manager
Gerry Wang	44	Director of our Manager and Director, President and Chief Executive Officer of Seaspan Ship Management Ltd.
Graham Porter	36	Managing Director, Deputy Chairman and Director of our Manager
Sai W. Chu	40	Chief Financial Officer of Seaspan Ship Management Ltd.
Peter Curtis	47	Vice President of Seaspan Ship Management Ltd.

Kyle Washington. Kyle Washington was appointed Director and Chairman of our Manager in August 2005.

Gerry Wang. Gerry Wang was appointed Director of our Manager and director, President and Chief Executive Officer of Seaspan Ship Management Ltd. in August 2005.

Graham Porter. Graham Porter was appointed Managing Director, Deputy Chairman and Director of our Manager in July 2005. Mr. Porter plays a key role in the overall strategic management services our Manager provides to us. Mr. Porter joined Seaspan International Ltd. in 1992 as part of the offshore heavy-lift and ocean towing division, and is currently a Director, Managing Director and Secretary of SCLL. In 2000, Mr. Porter was part of the senior management and equity team to form SCLL, established to own and operate deep-sea container vessels. Mr. Porter is also a director, Managing Director or Deputy Chairman of certain affiliates of our Manager. He graduated in 1992 with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, BC, Canada.

Sai W. Chu. Sai W. Chu was appointed Chief Financial Officer of Seaspan Ship Management Ltd., SCLL, each of the VesselCos and Seaspan Crew Management Ltd. in May 2005 after joining Seaspan Ship Management Ltd. as Corporate Controller in September 2004 and the Washington Marine Group as Corporate Controller in April 2004. Mr. Chu qualified as a Chartered Accountant in 1992 having articled with KPMG’s Vancouver office and also qualified as a Certified Management Accountant in 1990. From 1995 to 1998, he was the Assistant Corporate Controller with Imperial Parking Limited, an integrated parking management company with operations in Asia and North America, which, at the time, was listed on the Toronto Stock Exchange. From 1998 to 1999, Mr. Chu was Manager, Financial Reporting, of BC Gas Inc. (now Terasen Inc.), a natural gas and oil transmission and distribution utility, which, at the time, was listed on the Toronto Stock Exchange. From 2000 to April 2004, he was Controller of Datawest Solutions Inc., a technology provider of banking and payment solutions, which, at the time, was listed on the Toronto Stock Exchange.

Peter Curtis. Peter Curtis was appointed Vice President of Seaspan Ship Management Ltd. in April 2001. He is responsible for the overall technical and commercial management of the vessels managed by Seaspan Ship Management Ltd., a subsidiary of our Manager. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he joined a firm of consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as normal vessel type of projects. From 1991 to 1999,

Mr. Curtis joined Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handy-size and Cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining Seaspan Ship Management Ltd. in 2001, Mr. Curtis was based in Cyprus for two years, with Columbia Ship Management as Technical Director. In 1981, he obtained a BSC Mechanical Engineering degree at Natal University in Durban, South Africa. In 1986, Mr. Curtis obtained his Master’s degree in Naval Architecture from University College in London, England and in 2000, he obtained his B.Sc. in business from Stellenbosch University in Cape Town, South Africa.

Recent Equity Incentive Awards

In October 2006, our board of directors, in accordance with our stock incentive plan, approved a grant to our Chief Executive Officer, Gerry Wang, of 99,500 phantom share units, subject to vesting over a three year period beginning December 31, 2006. In addition, our board of directors, in accordance with our stock incentive plan, approved a grant to our Chief Financial Officer, Kevin Kennedy, of 14,500 restricted shares, subject to vesting over a three year period beginning December 31, 2006.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

Our Manager

Our Manager, Seaspan Management Services Limited, is owned primarily by trusts established for members of the Washington family and an entity owned by directors and officers of both our Manager and SCLL. Our Manager and certain of its wholly owned subsidiaries provide technical, administrative and strategic services necessary to support our business. Our Manager provides a variety of ship management services, including purchasing, crewing, vessel maintenance, insurance procurement and claims handling, inspections, and ensuring compliance with flag, class and other statutory requirements. In addition to the ship management services provided to us, our Manager also provides assistance with ship design, drawing approval and construction supervision to a number of other vessel owning companies and container liner operators, including its affiliates.

As of October 20, 2006, our Manager and its subsidiaries employed approximately 650 seagoing staff and approximately 66 shore staff. We expect our Manager and its subsidiaries will hire additional employees as we grow. We believe our Manager and its subsidiaries provide its seafarers competitive employment packages and comprehensive benefits and opportunities for career development.

We believe our Manager achieves high standards of technical ship management by pursuing risk reduction, operational reliability, and reduced personnel work time accidents. These standards are achieved through staff competencies, strategic alliances with suppliers and class societies on training, and information links across a nearly homogeneous fleet. Examples of our Manager’s methods include the following:

•	development of an audited competency standard for seagoing staff;

•	standardization of equipment used throughout the fleet, which brings economies of scale, good familiarization by crew and streamlined logistical support;

•	implementation of voluntary vessel condition monitoring vetted by class (our Manager was the first in the world to achieve accreditation by Det Norske Veritas on its hull planned maintenance system);

•	direct recruitment of officers and ratings through an office in India that has supported the development of a culture of company loyalty and high retention of its employees; and

•	implementation of a system that rewards staff for avoiding off-hire incidents and for operating without accidents.

Our Manager’s personnel have experience in overseeing new vessel construction, vessel conversions and general marine engineering. The core staff of our Manager has worked in various companies in the international ship management industry, including such companies as China Merchants Group, Mærsk Sealand, Neptune Orient Lines, American President Lines, Safmarine, Columbia Ship Management and Bell Ships. Our Manager’s staff has skills in all aspects of ship management, design and operations, including naval architecture, marine engineering, materials science, navigation, insurance, budget management, safety and environment, commercial management and human resource management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. Our crews are directly selected by our Manager and hired by its crew management affiliate, Seaspan Crew Management Ltd. In all training programs, our Manager places an emphasis on safety, and regularly trains its crew members and other employees in order to ensure that our high standards can continuously be met. Shore-based personnel and crew members are trained to be prepared for, and are ready to respond to, emergencies related to life, property or the environment.

Our Manager is required to perform its services in a commercially reasonable manner and cannot engage in fraud, willful misconduct or act in a reckless or grossly negligent manner in performing its duties. Our Manager is responsible for and will indemnify us for damages resulting from its obligations or liabilities under the agreement, breaches of the agreement, fraud, willful misconduct, recklessness or gross negligence of our Manager or certain agents (other than the crew) or affiliates of our Manager in the performance of our Manager’s duties.

Our Manager has agreed not to dispose of those wholly owned subsidiaries that provide services to us pursuant to the management agreement.

Management Related Agreements

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Management Agreement, Omnibus Agreement and each of the employment agreements with Gerry Wang and Graham Porter. Capitalized words and expressions used herein and defined in the management agreements shall have the same meaning herein or as therein defined. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Management Agreement, Omnibus Agreement and each of the employment agreements between subsidiaries of our Manager, Gerry Wang and Graham Porter incorporated herein by reference.

Certain aspects of our operations, including the management of our fleet, is performed by our Manager under the supervision of our board of directors. Our Chief Executive Officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Our Chief Executive Officer and others, including our Manager and its affiliated companies, report to our board of directors regarding strategic, administrative and technical management matters.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with substantially all of our services, which include the following:

•	technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business (provision of technical services and related costs are paid for by our Manager at its cost and in return for its technical services, our Manager receives the fixed daily technical services fee);

•

administrative services, which include, in each case, at the direction of our board of directors, assistance with the maintenance of our corporate books and records, payroll services, the assistance with the preparation of our tax returns (and paying all vessel taxes) and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for us for submission to our board of directors), assistance in complying with the U.S. and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services (including all annual, quarterly, current and other reports we are required to file with the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”)), assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all our accounts including making any deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), procuring general insurance and director and officer liability insurance, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business; and

•	strategic services, which include chartering our vessels, managing our relationships with our charter parties, chartering, locating, purchasing, financing and negotiating the purchasing and selling of our vessels, providing general strategic planning services and implementing corporate strategy, providing business development services, developing acquisition and divestiture strategies, working closely on the integration of any acquired business, supervising the design and construction of new buildings, licensing to us the tradename “Seaspan” and associated logos, and such other strategic, corporate planning, business development and advisory services as we may reasonably identify from time to time.

Our Manager is responsible for paying for all costs associated with the provision of technical services but is not responsible for certain “extraordinary costs and expenses”, which consist of repairs for accidents; non-routine drydocking; any improvement, structural change, installation of new equipment imposed by compulsory legislation; increase in crew employment and support expenses resulting from an introduction of new, or change in the interpretation of, applicable laws; or any other similar costs, liabilities and expenses that were not reasonably contemplated by us and our Manager as being encompassed by or a component of the technical services fee at the time the fee was determined. We carry insurance coverage consistent with industry standards for certain matters but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Notwithstanding the foregoing, if any extraordinary costs and expenses are caused by our Manager’s fraud, willful misconduct, recklessness or gross negligence, our Manager will be responsible for them.

Subject to certain termination rights, the initial term of the management agreement will expire on December 31, 2025. If not terminated, the management agreement shall automatically renew for a five-year period and shall thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the fiscal year immediately preceding the end of the respective term.

Reporting Structure

Our Chief Executive Officer has been made available to us by our Manager to manage our day-to-day operations and affairs. Pursuant to his employment agreement described below, our Chief Executive Officer devotes substantially all of his time to us and our Manager on our business and affairs. Our Manager reports to our board of directors through our Chief Executive Officer and operates our business. Our board of directors and our Chief Executive Officer and Chief Financial Officer have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our Chief Executive Officer and Chief Financial Officer utilize the resources of our Manager to run our business. Our Chief Financial Officer is employed by us and devotes all of his time to our matters.

Compensation of Our Manager

In return for its technical management of our ships, our Manager receives a daily fixed fee per vessel payable on a monthly basis. The initial fixed fees are $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The initial fixed fees are expected to be $4,000 per day for each 2500 TEU vessel and $4,200 per day for each 3500 TEU vessel. We believe these are fair market fees. The initial fixed fees for the 4250 TEU, 8500 TEU and 9600 TEU vessels are in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years, provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee. The initial fixed fees for the 3500 TEU vessels are in effect through December 31, 2008 and thereafter will be subject to renegotiation every three years. Upon delivery, our Manager will operate the four 4800 TEU vessels purchased from APM for a fixed fee of $5,750 per day through December 31, 2008 and thereafter will be subject to renegotiation every three years. Similarly, the initial fixed fees for the 2500 TEU vessels are in effect through December 31, 2011, and thereafter will be subject to renegotiation every three years. Upon delivery, our Manager will operate the four 5100 TEU vessels for an expected fixed fee of $4,800 per day through December, 31, 2011 and thereafter will be subject to renegotiation every three years. With respect to fee renegotiation, if our Manager and the board of directors are unable to reach an agreement an arbitrator will determine the fair market fee. In the event that we acquire an additional vessel, the technical services fee in respect of that vessel will be the same fee as is applicable to vessels of the same size. If there is a material difference in the operating costs associated with the new vessel, or if there are no vessels of a similar size already owned by us, we will negotiate a fair market fee with our Manager. If we are unable to reach an agreement an arbitrator will determine the fair market fee.

In return for providing us with strategic and administrative services, our Manager is entitled to a service fee not exceeding a maximum of $6,000 per month, and to reimbursement for all of the reasonable costs and expenses incurred by it and its affiliates in providing us with such services. Our Manager provides these services to us directly but may subcontract certain of these services to other entities, including its affiliates. The management agreement provides that we have the right to audit the costs and expenses billed to us and also provides for a third party to settle any billing disputes between us and our Manager.

In connection with providing us with strategic services, our Manager acquired 100 incentive shares for $1,000 concurrently with our initial public offering. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share. Under the terms of the management agreement, we have the right to reacquire the incentive shares from our Manager at a nominal price under specified circumstances and we have the obligation to reacquire them at a price determined by independent parties under other specified circumstances.

Omnibus Agreement

We have entered into an agreement with our Manager, certain of our Manager’s subsidiaries that provide services to us, Norsk, a company within the Washington Marine Group, and Seaspan International, a company that owns substantially all of the Washington Companies’ marine transportation shipyards and ship management entities. The following discussion describes the provisions of the omnibus agreement.

Non-competition

Our Manager, Norsk, and Seaspan International have agreed, and have caused their controlled affiliates (other than us and our subsidiaries) to agree, directly or indirectly, not to engage in or otherwise acquire or invest in any business involved in the chartering or rechartering of containerships to others, hereinafter referred to as the “containership business,” during the term of the management agreement, except as provided below. In the event that the management agreement is terminated for Manager Cause or Manager Breach or if our Manager elects to terminate the management agreement pursuant to its optional termination right, the term of the non-competition agreement shall survive for two years from such date. “Containerships” includes any ocean-going vessel that is intended primarily to transport containers or is being used primarily to transport containers. The non-competition agreement does not prevent Seaspan International, Norsk, our Manager or any of their controlled affiliates (other than us and our subsidiaries) from:

•	acquiring and subsequently operating assets that are within the definition of containership business as part of a business if a majority of the fair market value of the acquisition is not attributable to the containership business. However, if at any time a party completes such an acquisition, it must offer to sell the assets that are attributable to the containership business to us for their fair market value plus any additional tax or other similar costs to the acquiring party that would be required to transfer such assets to us separately from the acquired business;

•	solely with respect to Seaspan International, acquiring and subsequently operating assets that are within the definition of containership business that relate to discussions, negotiations or agreements that occurred prior to the date of our initial public offering; provided, however, that Seaspan International must offer to sell the assets to us within one year from the acquisition date valued at their “fully built-up cost,” which represents the aggregate expenditures incurred by Seaspan International to acquire and bring such assets to the condition and location necessary for our intended use;

•	collectively with Gerry Wang, Graham Porter and the controlled affiliates of Seaspan International, Norsk and our Manager, acquiring up to a 9.9% equity ownership, voting or profit participation for investment purposes only in any publicly traded entity that is engaged in the containership business;

•	acquiring operating assets that are within the definition of containership business pursuant to the right of first offer after the management agreement is terminated;

•	acquiring, and subsequently operating, containerships that we do not purchase pursuant to the terms of the asset purchase agreement;

•	acquiring, and subsequently operating, containerships with a capacity of less than 1000 TEU; or

•	providing technical ship management services relating to containerships.

Rights of First Offer on Containerships

Our Manager and Seaspan International and their controlled affiliates have granted us a 30-day right of first offer on any proposed sale, transfer or other disposition of any assets that fall within the definition of containership business they might own. This right of first offer does not apply to a sale, transfer or other disposition of vessels between any affiliates, or pursuant to the terms of any charter or other agreement with a charterer. Our right of first offer is in effect during the term of the management agreement and, unless termination is for Company Breach or we terminate pursuant to our early termination right or optional termination right, shall extend for a two year period following its termination.

Prior to any disposition of assets that fall within the definition of containership business, Seaspan International, our Manager and their controlled affiliates, as appropriate, must deliver a written notice setting forth the material terms and conditions of any proposed sale, transfer or disposition of the assets. During the 30-day period after the delivery of such notice, we will negotiate in good faith with Seaspan International, our Manager or their controlled affiliates, as appropriate, to reach an agreement on the transaction. If an agreement is not reached within such 30-day period, Seaspan International or our Manager, as the case may be, will be able within the next 180 days to sell, transfer or dispose of such assets to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the selling party than those offered pursuant to the written notice.

Our Manager and Seaspan International have a similar 30-day right of first offer on any of our assets that fall within the definition of containership business for a period beginning on the date of the termination of the management agreement and extending for a period of two years, unless such termination is for Manager Cause, Manager Breach or our Manager exercises its optional termination right, in which case such right of first offer shall not apply.

Employment Agreement with Gerry Wang

Our Chief Executive Officer has entered into an employment agreement with Seaspan Ship Management Ltd., or SSML, a subsidiary of our Manager. The employment agreement provides that Mr. Wang receive an annual base salary of $600,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Wang serves as the Chief Executive Officer of SSML and as our Chief Executive Officer. He devotes substantially all of his time to us and our Manager on our business and affairs. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term. Except in the case of a termination for cause, our Manager cannot terminate the Chief Executive Officer without our prior consent, which cannot be unreasonably withheld.

Mr. Wang has acknowledged in the agreement that by virtue of his employment, he owes fiduciary obligations to us and to SSML. In such case where our interests and those of SSML conflict, Mr. Wang will act in our best interests and such action or inaction in fulfilling his obligations in our respect will not be a breach of his employment agreement with SSML.

Mr. Wang has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that our Manager is prohibited from engaging in pursuant to the omnibus agreement.

Employment Agreement with Graham Porter

Graham Porter has entered into an employment agreement with Seaspan Advisory Services Limited, or Seaspan Advisory, a subsidiary of our Manager that provides us with strategic services pursuant to the management agreement. The agreement provides that Mr. Porter receive an annual base salary of $200,000, subject to increases at the discretion of the board of directors of our Manager. We reimburse our Manager for a portion of this amount under the management agreement. Pursuant to this agreement, Mr. Porter serves as the Chief Executive Officer of Seaspan Advisory. The initial term of the agreement expires on December 31, 2008. However, unless written notice is provided between 210 and 180 days prior to the termination date, the agreement automatically renews on December 31, 2008, and each subsequent year for an additional one-year term.

Mr. Porter has agreed to be bound by the terms of the omnibus agreement and not to engage in any activity that our Manager is prohibited from engaging in pursuant to the omnibus agreement.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common and subordinated shares by each person known by us to be a beneficial owner of more than 5% of the common or subordinated shares.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
The Kyle R. Washington Trust II	—	—	1,786,250	25.0%	5.0%
The Kevin Lee Washington Trust II	—	—	1,786,250	25.0%	5.0%
Tiger Container Shipping Company Limited(1)	—	—	2,381,429	33.3%	6.6%
Neuberger & Berman L.P.	4,186,312	14.5%	—	—	11.6%

(1)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of our Manager.

The Company’s major shareholders have the same voting rights as other shareholders of the Company.

As of October 20, 2006, 17,775 of our common shares were held by 22 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$32,100
Printing and Engraving Expenses	100,000
Legal Fees and Expenses	402,500
Accountants’ Fees and Expenses	162,500
NYSE Listing Fee	48,000
NASD Filing Fee	30,500
Transfer Agent’s Fees and Expenses	3,500
Miscellaneous Costs	25,000

Total	$804,100

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Dahlman Rose & Company, LLC
DnB NOR Markets, Inc.
Fortis Securities LLC

Total	10,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,500,000 additional shares of common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, and our officers and directors, and owners of our subordinated shares have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares of our common shares or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each purchaser of the common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common shares have not authorized and do not authorize the making of any offer of common shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

The common shares are listed on the New York Stock Exchange under the symbol “SSW.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common shares.

Paid by Seaspan Corporation
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common shares made in an amount up to the number of common shares represented by the underwriters’ over-allotment option. In determining the source of common shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases common shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering excluding underwriting discounts and commissions and structuring fees will be approximately $804,100.

The offering expenses will include an advisory fee to be paid to RA Capital Advisors LLC in connection with certain advisory services they have provided to us in connection with this offering. The underwriters have agreed to pay this fee to RA Capital Advisors LLC on our behalf. The fee will be equal to ten percent of the underwriting discount and commission. Jim Zehentbauer, a principal of RA Capital Advisors LLC, is a member of the board of directors of our Manager.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has severally represented and agreed that: (a) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it is (i) an investment professional, as such term is defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”); or (ii) a person falling with Article 49(2)(a) to (d) (“high net wroth companies, unincorporated associations, etc.” of the Order; (c) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issues or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the Guarantor; and (d) it has complied and will comply with all applicable provisions of the FSMA, with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or business, which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates for which they have received and may continue to receive customary fees and commissions. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and Fortis Capital Corp., an affiliate of Fortis Securities LLC, are lenders under our credit facilities. All of the underwriters in this offering were also underwriters of our initial public offering completed on August 12, 2005. The underwriters and their affiliates may, from time to time in the future, engage in additional transactions with us and perform services for us in the ordinary course of business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel to Marshall Islands Law, Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Bull, Housser & Tupper LLP, Vancouver, British Columbia and by Vinson & Elkins L.L.P., New York, New York. Bull, Housser & Tupper LLP and Vinson & Elkins L.L.P. may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements of Seaspan Corporation as of December 31, 2005 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The sections in this prospectus entitled “The International Containership Industry,” have been reviewed by Clarkson’s Research Services Limited, which has confirmed to us that they accurately describe the international container shipping market.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports within the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Current Report on Form 6-K filed with the Commission on October 24, 2006, which contains unaudited financial statements for the three and nine-month periods ended September 30, 2006;

•	Current Report on Form 6-K filed with the Commission on October 23, 2006 that contains Credit Facility Agreement for $218,400,000 with Sumitomo Mitsui Banking Corporation, Brussels Branch, as an Original Lender and Facility Agent, and Sumitomo Mitsui Banking Corporation Europe Limited, as Security Trustee.

•	Current Report on Form 6-K filed with the Commission on October 10, 2006, which contains an announcement of appointment of Barry R. Pearl as a director;

•	Current Report on Form 6-K filed with the Commission on July 20, 2006, which contains unaudited financial statements for the three and six-month periods ended June 30, 2006;

•	Current Report on Form 6-K filed with the Commission on June 12, 2006 that contains Credit Facility Agreement for a Senior Secured Reducing Revolving Credit Facility of Up To $365,000,000 to be Made Available to Seaspan Corporation by DnB Nor Bank ASA, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers, DNB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Landesbank Hessen-Thuringen, as Documentation Agent and the various lenders party thereto;

•	Current Report on Form 6-K filed with the Commission on April 17, 2006 that contains unaudited financial statements for the three month period ended March 31, 2006;

•	Current Report on Form 6-K filed with the Commission on April 17, 2006 that contains an announcement of the grounding of New Delhi Express;

•	Current Report on Form 6-K filed with the Commission on March 17, 2006 that contains an announcement of sale and transfer of Dennis R. Washington’s class B shares to the Kyle R. Washington 1999 Trust II;

•	Current Report on Form 6-K filed with the Commission on March 17, 2006 that contains a notice of annual meeting of shareholders; and

•	Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on March 17, 2006, which contains audited financial statements as of December 31, 2005 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by calling us at (852) 2540-1686 or writing us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong, China

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to furnish semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year. The audited financial statements will be prepared in accordance with United States Generally Accepted Accounting Principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts referred to in this prospectus and documents incorporated by reference reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Hong Kong would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

PROSPECTUS

$300,000,000

Common Shares

Debt Securities

Seaspan Corporation

Through this prospectus, we may periodically offer our common shares and debt securities. The aggregate offering price of the common shares and debt securities issued under this prospectus may not exceed $300,000,000. The prices and other terms of the common shares and debt securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “SSW.”

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

Investing in our securities involves a high degree of risk. Please read “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each of our common shares includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

The date of this prospectus is September 12, 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and any of the underwriters are not, making an offer of these securities in any jurisdiction where an offer is not permitted. Information contained on our website does not constitute part of this prospectus.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	59
PLAN OF DISTRIBUTION	60
LEGAL MATTERS	62
EXPERTS	63
WHERE YOU CAN FIND ADDITIONAL INFORMATION	64
ENFORCEABILITY OF CIVIL LIABILITIES	66

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement we filed with the Securities Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares and debt securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the common shares and debt securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find Additional Information.”

i

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan Corporation,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and, for periods before our initial public offering, our predecessor. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries that provide us with technical, administrative and strategic services.

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. Our 9600 TEU class vessels, 8500 TEU class vessels, 5100 TEU class vessels, 4250 TEU class vessels, 3500 TEU class vessels, and 2500 TEU class vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4253 TEU, 3534 TEU, and 2546 TEU, respectively.

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed-rate time charters to major container liner companies and grow our fleet through additional accretive vessel acquisitions. We currently own and operate a fleet of 17 containerships and have entered into contracts for the purchase of an additional 20 containerships. The average age of the 17 vessels in our operating fleet as of August 31, 2006 is 2.0 years.

We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 17 vessels in our operating fleet as of August 31, 2006 have an average remaining initial term of 8.8 years plus certain options. Our primary objectives are to maintain stable dividend distributions, while growing our business in order to increase distributable cash flow per share.

Upon the completion of our initial public offering on August 12, 2005, we acquired ten containerships and entered into a purchase agreement to acquire an additional 13 containerships as they are completed from certain wholly owned subsidiaries of Seaspan Containers Lines Limited, or SCLL, which we refer to as the VesselCos. Of these additional 13 new containerships, we have taken delivery of seven vessels and expect to take delivery of the remaining six vessels over the next 12 months. Each of the seven new vessels has been delivered ahead of schedule. All of the 13 additional vessels have been or are being built and delivered by Samsung Heavy Industries Ltd, or Samsung.

In addition, since the completion of our initial public offering, we have contracted to purchase 14 additional containerships to be delivered over the next 40 months, consisting of four 5100 TEU vessels, two 3500 TEU vessels and eight 2500 TEU vessels. We have entered into ship building contracts with Hyundai Heavy Industries, or HHI, pursuant to which we have agreed to acquire the four 5100 TEU vessels as each containership is delivered and passes inspection. The two 3500 TEU vessels are being built by Zhejiang Shipbuilding Co. Ltd, or Zhejiang, at its shipyard in Ningbo, China, pursuant to a ship building contract between Conti Holding GmbH & Co. KG, or Conti, and Zhejiang. We have agreed to acquire the two 3500 TEU vessels from affiliates of Conti as each vessel is delivered and passes inspection. We have entered into ship building contracts with Jiangsu Yangzijiang Shipbuilding, or Jiangsu, pursuant to which we have agreed to acquire the eight 2500 TEU vessels as each containership is delivered and passes inspection. Upon delivery of all of the 20 new vessels we have contracted to purchase, our fleet will have a total capacity of 164,687 TEU, a 223.2% increase in capacity as measured by TEU since our initial public offering.

The 23 containerships we purchased or contracted to purchase from SCLL at the time of our initial public offering are on long-term, fixed rate contracts with CP USA, a subsidiary of CP Ships Limited, or CP Ships (which is a subsidiary of TUI, AG, or TUI) and China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia (which is a subsidiary of China Shipping Container Lines Company, Limited, or China Shipping), with an average remaining lease term of 8.5 years as of August 31, 2006. In addition to strengthening our relationship with CSCL Asia by entering into long-term fixed rate contracts for eight of the 14 new containerships which we have agreed to take delivery of since the completion of our initial public offering, we have expanded our charter customer base with the remaining six additional new vessels to include two 3500 TEU containerships on 12-year charters to COSCO Container Lines Co. Ltd, or COSCON, as well as four 5100 TEU containerships on 12-year charters to Mitsui O.S.K. Lines, or MOL.

Our Fleet

The following table summarizes key facts regarding the 17 vessels in operation as of August 31, 2006. Each of the vessels listed below was built by Samsung.

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	$29.5
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.0
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.0
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0
New Delhi Express	4250	10/18/05	2005	CP USA	3 years + seven 1-year extensions + two 1-year options(1)	18.0
Dubai Express	4250	1/3/06	2006	CP USA	3 years + seven 1-year extensions + two 1-year options(1)	18.0
Jakarta Express	4250	2/21/06	2006	CP USA	3 years + seven 1-year extensions + two 1-year options(1)	18.0
Saigon Express	4250	4/6/06	2006	CP USA	3 years + seven 1-year extensions + two 1-year options(1)	18.0
Lahore Express	4250	7/11/06	2006	CP USA	3 years + seven 1-year extensions + two 1-year options(1)	18.0

(1)	For these charters, the initial term is three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

The 20 containerships that we have contracted to purchase are currently under construction and consist of the following vessels:

Vessel Name	Vessel Size (TEU)	Length of Time Charter	Charterer	Contractual Delivery Date	Shipbuilder
CSCL Zeebrugge	9600	12 years	China Shipping(1)	5/31/07	Samsung
CSCL Long Beach	9600	12 years	China Shipping(1)	8/31/07	Samsung
HHI Hull No. 1970	5100	12 years	MOL	4/20/09	HHI
HHI Hull No. 1971	5100	12 years	MOL	8/5/09	HHI
HHI Hull No. 1972	5100	12 years	MOL	11/20/09	HHI
HHI Hull No. 1973	5100	12 years	MOL	12/23/09	HHI
Rio Grande Express	4250	3 years + seven 1-year extensions + two 1-year options(2)	CP USA	10/31/06	Samsung
Santos Express	4250	3 years + seven 1-year extensions + two 1-year options(2)	CP USA	12/31/06	Samsung
Rio de Janeiro Express	4250	3 years + seven 1-year extensions + two 1-year options(2)	CP USA	3/31/07	Samsung
Manila Express	4250	3 years + seven 1-year extensions + two 1-year options(2)	CP USA	5/31/07	Samsung
Zhejiang Shipbuilding Hull No. 125	3500	12 years	COSCON	2/28/07	Zhejiang
Zhejiang Shipbuilding Hull No. 126	3500	12 years	COSCON	7/31/07	Zhejiang
Jiangsu Shipbuilding Hull YZJ 2006-696C	2500	12 years	CSCL Asia	8/30/08	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-716C	2500	12 years	CSCL Asia	11/30/08	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-717C	2500	12 years	CSCL Asia	1/30/09	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-718C	2500	12 years	CSCL Asia	2/28/09	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-719C	2500	12 years	CSCL Asia	5/10/09	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-720C	2500	12 years	CSCL Asia	6/10/09	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-721C	2500	12 years	CSCL Asia	7/10/09	Jiangsu
Jiangsu Shipbuilding Hull YZJ 2006-722C	2500	12 years	CSCL Asia	8/10/09	Jiangsu

(1)	Currently, the time charter is held by China Shipping; however, upon inspection and delivery to us, the charters will be novated to CSCL Asia.

(2)	For these charters, the initial term is three years that automatically extend for up to an additional seven years in successive one-year extensions, unless CP USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

The following chart details the number of vessels in our fleet based on size as we take estimated delivery:

	Forecasted
	Third Quarter	Year Ending December 31
Vessel Size	2006	2006	2007	2008	2009
9600 TEU Class	—	—	2	2	2
8500 TEU Class	2	2	2	2	2
5100 TEU Class	—	—	—	—	4
4250 TEU Class	15	17	19	19	19
3500 TEU Class	—	—	2	2	2
2500 TEU Class	—	—	—	2	8

Operating Vessels	17	19	25	27	37

Capacity (TEU)(1)	80,731	89,237	123,971	129,063	164,687

(1)	Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580 TEU, 8468 TEU, 5087 TEU, 4253 TEU, 3534 TEU and 2546 TEU, respectively.

Management Overview

Our operations are managed by our Manager, Seaspan Management Services Limited, under the supervision of our board of directors. We have entered into a long-term management agreement pursuant to which our Manager and its affiliates will provide us with technical, administrative and strategic services. Our Manager is owned by trusts established for members of the Dennis Washington family and an entity indirectly owned by directors and officers of our Manager.

Corporate Information

We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before making an investment in our securities. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends to our shareholders, or pay interest on, or the principal of, any debt securities, and lower the trading price of our securities. You may lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from our operations to enable us to pay dividends on our shares following the payment of fees and expenses and the establishment of any reserves.

We intend to pay regular quarterly dividends. We may not, however, have sufficient cash available each quarter to pay dividends. The amount of dividends we can pay depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	changes in the basis of taxation of our activities in various jurisdictions.

The amount of cash we have available for dividends on our shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends also will depend on many factors including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the charter rates on new vessels and those obtained upon the expiration of our existing charters;

•	modification or revocation of our dividend policy by our board of directors;

•	restrictions under our credit facilities and, in any future credit agreements or debt securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

In addition, before we can determine the amount of cash available for the payment of dividends, we must pay fees to our Manager for the technical management of our vessels, must pay a monthly administrative services fee not to exceed $6,000 per month and must reimburse our Manager for all reasonable costs in providing us with administrative and strategic services.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our declaration and payment of dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend and any such dividend may be discontinued at the discretion of our board of directors. In addition, if our quarterly cash dividend exceeds $0.485 per common and subordinated share, our Manager will share in incremental dividends through the incentive shares based upon specified sharing ratios, which will reduce the cash available for dividends on our common and subordinated shares. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

If we issue unsecured debt securities, your right to receive payments on the debt securities will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Any unsecured debt securities issued by us will be effectively subordinated to the claims of our secured creditors. We have entered into a $1.0 billion secured credit facility and a $365.0 million secured credit facility to finance the acquisition of our fleet. We are in the process of arranging additional secured financing for the acquisition of our fleet. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our secured creditors would generally have the right to be paid in full before any distribution is made to the holders of the unsecured debt securities.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet, which could result in a reduction or elimination of our ability to pay dividends.

We must make substantial capital expenditures over the long-term to preserve our capital base. If we do not retain funds in our business in amounts necessary to preserve our capital base, over the long-term, we will not be able to continue to refinance our indebtedness or maintain our payment of dividends. We will likely need at some time in the future to retain funds, on an annual basis, in addition to such amount to provide reasonable assurance of maintaining our capital base over the long-term. There are a number of factors that will not be determinable for a number of years, but that will enter into our board of directors’ future decisions regarding the amount of funds to be retained in our business to preserve our capital base. Unless we are successful in making accretive acquisitions with outside sources of financing, which add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to recharter our fleet when our current charters expire at rates higher than the rates in our current charters, our board of directors will likely determine at some future date to reduce, or possibly eliminate, our dividend in order to be able to have reasonable assurance that it is retaining the funds necessary to preserve our capital base. When we refer to accretive acquisitions, we mean acquisitions that will increase our distributable cash flow per share.

We will be required to make substantial capital expenditures to complete the acquisition of our fleet that we have contracted to purchase and to expand the size of our fleet, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

We have agreed to purchase an additional 20 containerships, incrementally over approximately the next 40 months, at a total delivered cost of $1,249.9 million. Our obligation to purchase these additional 20 vessels is not conditional upon our ability to obtain financing for such purchase. We have the option to issue common shares in payment of up to $100.0 million of the purchase price for four of the 20 vessels we have agreed to purchase. Such common shares would be valued at a net price equal to 95% of our initial public offering price.

To fund the remaining portion of these and other capital expenditures, we will use cash from operations or incur borrowings or raise capital through the sale of additional securities. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends.

We cannot assure you that we will be able to borrow amounts under our credit facilities and restrictive covenants in our credit facilities will impose financial and other restrictions on us, including our ability to pay dividends.

We have entered into a $1.0 billion secured credit facility of which $337.7 million is available to complete the acquisition of the two 9600 TEU vessels and the four 4250 TEU vessels which we have contracted to purchase and the balance of $250.0 million will be available to fund the acquisition of any additional new or used containerships. There are restrictions on the amount that can be advanced to us under the $1.0 billion credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain circumstances, based additionally on the TEU capacity of the vessel, and the price at which we acquired the vessel and other factors. Our $1.0 billion credit facility has a maturity date of the earlier of (a) the seventh anniversary of the final delivery date of the last of the two 9600 TEU vessels and the four 4250 TEU vessels which we have contracted to purchase or (b) October 31, 2014.

We have also entered into a $365.0 million secured revolving credit facility to complete the acquisition of the two 3500 TEU vessels and the eight 2500 TEU vessels. To date, we have drawn $18.5 million on this facility. The $365.0 million credit facility has a maturity date of the earlier of (a) the tenth anniversary of the delivery of the final 2500 TEU vessel and (b) August 31, 2019.

We are in the process of arranging long-term debt financing for the acquisition of the four 5100 TEU vessels.

Prior to each drawdown under our credit facilities, we are required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down under our credit facilities. We may be required to prepay amounts borrowed under our credit facilities if we, or in certain circumstances, our charterers, experience a change of control.

Our credit facilities also impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	conduct material transactions with our affiliates except on an arm’s-length basis;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our credit agreements, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any future indebtedness incurred under our credit facilities.

We intend to finance our future fleet expansion program with secured indebtedness drawn under our credit facilities or future credit facilities. While we intend to refinance amounts drawn under our credit facilities or future credit facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities, future credit facilities, future issuance of debt securities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, future credit facilities, future debt securities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We currently derive all of our revenue from two charterers, and the loss of either charterer, any time charter or any vessel could result in a significant loss of revenue and cash flow.

CSCL Asia and CP USA are currently our only customers. China Shipping accounted for 100% of the predecessor’s containership revenue. China Shipping subchartered its vessels to its wholly owned subsidiary, CSCL. CSCL accounted for 100% of our containership revenue until October 18, 2005, when our first vessel chartered by CP USA was delivered to us. On December 30, 2005, China Shipping novated its 12 time charters to CSCL Asia, a majority-owned subsidiary of CSCL. Currently, CP USA charters five 4250 TEU vessels from us. For the six months ended June 30, 2006, CSCL Asia and CP USA accounted for 81.2% and 18.8% of our containership revenue, respectively. All of our vessels are chartered to charterers under long-term time charters, and these charterers’ payments to us will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the ship building contract with each of Samsung, Zhejiang, Jiangsu and HHI (individually, the “Shipbuilder” and collectively, the “Shipbuilders”);

•	the charterer exercises certain specific limited rights to terminate the charter;

•	upon a change of control of our company, if the charterer fails to consent to such change of control; or

•	the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenue from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

A decrease in the level of China’s exports of goods or an increase in trade barriers to China’s exports will have a material adverse impact on our charterers’ business and, in turn, affect our business and results of operations.

China exports considerably more goods than it imports. Most of our charterers’ container shipping business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business.

Furthermore, increasing trade protectionism in the markets that our charterers serve has caused an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China. These increases also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade with China would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have an adverse impact on our financial condition and results of operations.

The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although our time charters with CSCL Asia are guaranteed by CSCL and CSCL Hong Kong and are governed by English law, if we are required to commence legal proceedings against CSCL or CSCL Hong Kong with respect to the provisions of a time charter or the guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings against CSCL and CSCL Hong Kong in China. Similarly, although Jiangsu provides a warranty against certain defects for each of the eight 2500 TEU vessels that it will construct for us, a refund guarantee from a financial institution for the installment payments we will make to Jiangsu, and the ship building contract is governed by English law, if we are required to commence legal proceeding against Jiangsu with respect to the provisions of the ship building contract or the warranty, or against the refund guarantor for a refund of our installment payments, we may have difficulties enforcing any judgment obtained in such proceeding against Jiangsu or the refund guarantor in China.

We depend on our Manager to operate our business.

We are a recently formed company, incorporated in May 2005, with no current plans to have any employees other than our chief financial officer. Pursuant to the management agreement, our Manager and certain of its affiliates will provide us with certain of our officers and with technical, administrative and strategic services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success and ability to execute our growth strategy will depend significantly upon our Manager’s satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, or even if replacement services are immediately available, the terms offered may be less favorable than the ones currently offered by our Manager.

Our ability to compete for and to enter into new charters and expand our relationships with our charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of vessel construction constraints;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	successfully execute our growth strategy.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Delays in deliveries of our newly built containerships could harm our operating results.

We are currently under contract to purchase 20 containerships. The two 9600 TEU vessels and the four 4250 TEU vessels which we have contracted to purchase are scheduled to be delivered at various times over approximately the next 12 months. Each of these six vessels is being built at the shipyard in South Korea owned by Samsung. Of the additional 14 containerships that we have contracted to purchase, two are being built at the shipyard in Ningbo, China, owned by Zhejiang, eight will be built at the shipyards in Jiangsu Province, China, owned by Jiangsu and four will be built at the shipyard in Ulsan, Korea, owned by HHI. The delivery of these vessels, or any other newbuildings we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and therefore adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other events that disrupt any of the Shipbuilders’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of any of the Shipbuilders;

•	a backlog of orders at any of the Shipbuilders;

•	hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with any of the Shipbuilders.

In addition, each of the ship building contracts for the six containerships being built by Samsung and for the additional 14 containerships that will be or are being built by Zhejiang, Jiangsu or HHI contains a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a containership is materially delayed or if a ship building contract is terminated, it could adversely affect our results of operations and financial condition.

We are relying on the VesselCos to pay all costs for the two 9600 TEU vessels and the four 4250 TEU vessels that we have contracted to purchase, but have not been delivered. Similarly, we are relying on Conti to pay all costs for the two 3500 TEU containerships, with certain exceptions, that we will not own until after delivery and inspection.

The VesselCos are responsible for all costs relating to the construction and delivery of the two 9600 TEU vessels and the four 4250 TEU vessels that we have contracted to purchase, but have not yet been delivered. Conti is responsible for all payments related to the construction and delivery of the two 3500 TEU containerships, except for the costs related to the supervision and survey of the construction of the vessels and certain supply costs, for which we are responsible. When the vessels have been delivered and have passed inspection, we will purchase the vessels at a specified price. If the VesselCos or Conti fail to continue to make construction payments for its respective containerships, we could lose access to the containerships as a result of the default or we may need to finance the containerships before they begin operating and generating revenue, which could harm our business.

We will be paying all costs for the four 5100 TEU vessels that will be built for us by HHI and the eight 2500 TEU vessels that will be built for us by Jiangsu.

For each of the four 5100 TEU vessels that we have agreed to purchase, we are required to make five payment installments, ranging from 5% to 20% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. To fund the construction of these vessels, we are planning to enter into a new credit facility.

For each of the eight 2500 TEU vessels that we have agreed to purchase, we are required to make five payment installments, each consisting of 10% of the total contracted purchase price for each vessel, and a sixth installment for the final 50% balance remaining outstanding for each vessel. To fund the construction of these vessels, we have entered into a $365.0 million long-term credit facility.

If HHI or Jiangsu is unable to deliver a vessel or if we reject a vessel and, in either case, we are unable to recover our payments from Jiangsu or its refund guarantor, or if the vessel has material defects that entitle CSCL Asia or MOL to reject a vessel and we are unable to re-charter the vessel, we would continue to be responsible for the payments under our new long term credit facility without the benefit of revenue generated from those vessels or the funds paid to Jiangsu or HHI to offset our payments. Such an outcome could have a material adverse effect on our business, results of operations and financial condition.

Zhejiang has limited experience building containerships.

Zhejiang has only built bulkcarriers, multipurpose ships, tankers and offshore supply vessels. Zhejiang has recently begun building containerships, and is expected to deliver its first containership in 2006; thus, Zhejiang has limited experience in building containerships. If Zhejiang is unable to build the two 3500 TEU containerships that we have ordered or if we cannot take delivery of the containerships due to flaws or defects, it could adversely affect our results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could reduce our ability to service our debt obligations and pay dividends to our shareholders.

We rely exclusively on the cash flow generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Our growth depends upon continued growth in demand for containerships and, despite a significant downward correction in charter rates and fair market value of vessels in the second half of 2005, the ocean-going shipping container industry remains just below the peak of its upward trend and charter hire rates are just below historical highs; these factors may lead to further reductions and volatility in charter hire rates and profitability.

Our articles of incorporation limit our business to the chartering or rechartering of containerships to others and any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, although our business purpose may be modified by our board of directors subject to, for as long as the management agreement with our manager is in effect, the approval of the holders of our incentive shares. Our growth will generally depend on continued growth in world and regional demand for chartering marine container shipping.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. The industry peaked in mid-2005 but charter hire rates remain near historically high levels. In the future, rates may decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are out of service; and

•	port congestion.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of depression when our ships’ charters expire, we may be forced to recharter our ships at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to subject them to a long-term time charter arrangement as part of our acquisition and financing plan.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

The market supply of containerships has been increasing. An over-supply of containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships for reduced rates or unprofitable rates or we may not be able to recharter our containerships at all.

Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition.

One of our principal objectives is to acquire additional containerships in conjunction with entering into additional long-term, fixed-rate time charters for such ships. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a containership, we may incur a loss.

Containership values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to draw down the full amount of our credit facilities if the market value of our vessels declines.

There are restrictions on the amount that can be advanced to us under our $1.0 billion credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain instances, additionally based on the amount of TEU capacity of the vessel, the price at which we acquired the vessel and other factors. If the market value of our fleet declines, we may not be able to draw down the full amount of our $1.0 billion credit facility, or obtain other financing or incur debt on terms that are acceptable to us or at all. We may also not be able to refinance our debt or obtain additional financing.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership related assets and container shipping businesses. Factors that may limit the number of acquisition opportunities in the containership industry in the near term include the relatively small number of independent containership fleet owners and the limited number of modern containerships with appropriate characteristics not subject to existing long-term charters. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable, through our Manager, to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to retain our ability to service our debt obligations and pay substantial regular dividends.

Unlike newbuildings, existing containerships typically do not carry warranties as to their condition. While we would inspect existing containerships prior to purchase, such an inspection would normally not provide us with as much knowledge of a containership’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition, results of operations.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of the business.

International container shipping is subject to security and customs inspection and related procedures, or inspection procedures, in countries of origin, destination, and trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers.

Since the events of September 11, 2001, United States and Canadian authorities have increased container inspection rates more than 100% to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

A government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships may negatively impact our revenue.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 1l, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. Hostilities in South Korea could constitute a force majeure event under our contracts with Samsung and could impact the construction of our newbuildings or result in their inability to perform under the contracts. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by our containerships involve the loading or discharging of containerships in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any

Asia Pacific country, and particularly in China or Japan, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and share price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenue, which could result in reduction in the market price of our securities. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 17 vessels has an average age of 2.0 years as of August 31, 2006, we cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

As we expand our business, our Manager may need to improve its operating and financial systems and will need to recruit suitable employees and crew for our vessels.

With the future delivery of the 20 containerships which we have contracted to purchase, we will more than double the size of our current fleet of 17 vessels. Our Manager’s current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While our Manager has not experienced any difficulty in recruiting to date, we cannot guarantee that it will be able to continue to hire suitable employees as we expand our fleet. If our Manager encounters business or financial difficulties, our Manager may not be able to adequately staff our vessels. If our Manager is unable to grow its and our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected.

We may have more difficulty entering into long-term, fixed-rate time charters if a more active short-term or spot container shipping market develops.

One of our principal strategies is to enter into additional long-term, fixed-rate container time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly cheaper rates in the spot market and, as a result, our cash flow may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for container shipping is depressed or insufficient funds are available to cover our financing costs for related vessels.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our 8500 TEU vessels are currently enrolled with Lloyd’s Register. Our 4250 TEU vessels that are chartered to CSCL Asia are currently enrolled with Det Norske Veritas, and our 4250 TEU vessels that are chartered to CP USA are currently enrolled with Lloyd’s Register. Upon delivery, each of the 9600 TEU, additional 4250 TEU vessels and the 2500 TEU vessels that we have contracted to purchase will be enrolled with Lloyd’s Register and each of the 5100 TEU vessels that we have contracted to purchase will be enrolled with Det Norske Veritas. The two 3500 TEU vessels that we have contracted to purchase are being built in compliance with the rules of Germanischer Lloyd. Upon delivery, however, each of the 3500 TEU vessels will be transferred to Det Norske Veritas. All of the currently operating vessels have been awarded ISM certification and we expect that each of the vessels to be delivered in the future will be awarded ISM certification upon delivery.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our initial fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection. These vessels have qualified within their respective classification societies for drydocking once every five years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our loan agreements. This would negatively impact our revenue.

Our Manager will engage in other businesses and may compete with us.

Pursuant to an omnibus agreement, our Manager, Seaspan International Ltd. and Norsk Pacific Steamship Company Limited, generally agreed to, and agreed to cause their controlled affiliates (which does not include us), not to engage in the business of chartering or rechartering containerships to others during the term of the management agreement. The omnibus agreement, however, contains significant exceptions that may allow these entities to compete with us.

Our officers do not devote all of their time to our business.

Our Manager and its affiliates as well as certain of our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our chief executive officer has entered into an employment agreement with our Manager whereby he has agreed to serve as our chief executive officer for an initial term of three years to December 31, 2008 that is renewable annually thereafter by mutual consent. Pursuant to this employment agreement, our chief executive officer devotes substantially all of his time to us and our Manager on our business and affairs. Our chief financial officer is employed by us and not by our Manager and devotes all of his time to our matters. Other officers appointed by our Manager may spend a material portion of their time providing services to our Manager and its affiliates on matters unrelated to us.

Our Manager and its affiliates have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment and ours.

Conflicts of interest may arise between our Manager and its affiliates, on the one hand, and us and holders of our securities, on the other hand. As a result of these conflicts, our Manager may favor its own interests and the interests of its affiliates over the interests of the holders of our securities. These conflicts include, among others, the following situations:

•	the asset purchase agreement, the management agreement and the omnibus agreement and other contractual agreements we have with our Manager and its affiliates were negotiated prior to our initial public offering and were not the result of arm’s-length negotiations, and the negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties for similar services;

•	our chief executive officer and certain of our directors may also serve as executive officers or directors of our Manager;

•	our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional securities and reserves, each of which can affect the amount of cash that is available for dividends to our shareholders and the payment of dividends on the incentive shares;

•	our Manager may recommend that we borrow funds in order to permit the payment of cash dividends, even if the purpose or effect of the borrowing is to pay a dividend on the subordinated shares;

•	other than our chief financial officer, our officers, including our chief executive officer, does not spend all of their time on matters related to our business; and

•	our Manager advises us of costs incurred by it and its affiliates that it believes are reimbursable by us.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer, Gerry Wang, and certain members of our senior management and that of our Manager. Mr. Wang has substantial experience in the container shipping industry and has worked with our Manager for many years. Mr. Wang and others employed by our Manager are crucial to the development of our business strategy and to the growth and development of our business. If they were no longer to be affiliated with our Manager, or if we otherwise cease to receive advisory services from them, we may fail to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result. Although Mr. Wang has an employment agreement with our Manager, he does not have an employment agreement with us. As such, it is possible that Mr. Wang will no longer provide services to us and that our business may be adversely affected by the loss of such services.

Even if our board of directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which the management agreement can be terminated by us. On the other hand, our Manager has substantial rights to terminate the management agreement and, under certain circumstances could receive very substantial sums in connection with such termination.

The management agreement has an initial term of 20 years and automatically renews for subsequent five-year terms provided certain conditions are met. Our Manager has the right after five years from our initial public offering to terminate the management agreement on twelve months’ notice, although the covenant limiting our Manager’s ability to compete with us continues for two years following such termination. Our Manager also has the right to terminate the management agreement after a dispute resolution if we have materially breached the management agreement, in which case none of the covenants would continue to apply to our Manager.

The agreement with our Manager will terminate upon the sale of substantially all our assets to a third party, our liquidation or after any change of control of our company occurs. If the management agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid the fair market value of the incentive shares as determined by an appraisal process. Any such payment could be substantial.

In addition, our rights to terminate the management agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement, we may not be able to terminate the management agreement until 15 years into the term. This early termination right requires a two-thirds approval of our independent directors, and if we elect to do so, or if we elect to terminate the management agreement at the end of the 20-year term or a subsequent renewal term, our Manager will continue to receive dividends on the incentive shares for a five-year period from the date of termination.

Our Manager could receive substantial sums based on its ownership of the incentive shares if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our shareholders.

Our Manager shares in incremental dividends, based on specified sharing ratios, on its incentive shares if and to the extent that the available cash from operating surplus paid by us exceeds specified target dividend levels. Because these incentive dividends are taken from the total pool of dividends payable to holders of common and subordinated shares, such dividends will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders.

Our Manager is a privately held company and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit depends in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, an investor in our securities might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of the acquisition of the remaining 20 containership which we have agreed to purchase, we will have substantial indebtedness. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

In addition, upon a change of control, our Manager may elect to have us purchase the incentive shares, which could result in a substantial payment to our Manager and discourage a change of control that might otherwise be beneficial to shareholders.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the prior approval of our board of directors.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our securities and your ability to realize any potential change of control premium.

The nineteen 4250 TEU vessels which we currently own or have contracted to purchase have been, or will be, built in accordance with custom designs and are the same in all material respects. In addition, all of our 9600 TEU vessels, 8500 TEU vessels and 4250 TEU vessels, currently owned or under contract to purchase have, or will have, the same or similar equipment. As a result, any latent design defect discovered in a 4250 TEU vessel will likely affect all of our 4250 TEU vessels and any equipment defect discovered will likely affect all of our 9600 TEU vessels, 8500 TEU vessels and 4250 TEU vessels.

All of the nineteen 4250 TEU vessels that we have purchased or have agreed to purchase are, or will be, based on standard designs from Samsung and customized by our customers and our Manager in consultation with the charterers of each vessel and the classification societies, Lloyd’s Register and Det Norske Veritas, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one of our 4250 TEU vessels will likely affect all of our other vessels in that class. Although the oldest of these 4250 TEU vessels has been operating since 2001 with no evidence of any material defects, we cannot assure you that latent defects will not be discovered in these vessels. In addition, all of our 9600 TEU vessels, 8500 TEU vessels and 4250 TEU vessels, currently owned or under contract to purchase, have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all of these vessels. Any disruptions in the operation of our vessels resulting from these defects could adversely affect our receipt of revenue under time charters for the vessels affected.

The four 5100 TEU vessels that will be built for us by HHI will be built in accordance with standard designs from HHI and will be the same in all material respects. Similarly, the eight 2500 TEU vessels that will be built for us by Jiangsu will be built in accordance with standard designs from Jiangsu and will be the same in all material respects. In addition, all of the 2500 TEU vessels and 5100 TEU vessels will have the same or similar equipment. As a result, any latent design defect discovered in a 2500 TEU vessel or a 5100 TEU vessel will likely affect all of our vessels in such class and any equipment defect discovered in a 2500 TEU vessel or a 5100 TEU vessel will likely affect all of the vessels in such class.

Similarly to our 4250 TEU vessels, the four 5100 TEU vessels that will be built for us by HHI will be built in accordance with standard designs from HHI and will be the same in all material respects. Also, all of the eight 2500 TEU vessels that will be built for us by Jiangsu will be based on standard designs from Jiangsu and will be uniform in all material respects. As a result, any latent design defect discovered in one of our 5100 TEU vessels or 2500 TEU vessels will likely affect all of our other vessels in such class. In addition, all of the 5100 TEU vessels that will be built for us by HHI will have the same or similar equipment. Similarly, all of the 2500 TEU vessels that will be built for us by Jiangsu will have the same or similar equipment. As a result, any equipment defect discovered in one 5100 TEU vessel built by HHI may affect all 5100 TEU vessels built by HHI, and any equipment defect discovered in one 2500 TEU vessel built by Jiangsu may affect all 2500 TEU vessels built by Jiangsu. Any disruptions in the operation of our vessels resulting from these defects could adversely affect our receipt of revenue under time charters for the vessels affected.

There are greater than normal construction, delivery and operational risks with respect to the 9600 TEU vessels that we have agreed to purchase.

The two 9600 TEU vessels on order that we have agreed to purchase are some of the first vessels of this type to be built. Although one other company before us has built, serviced or operated similar vessels built by Samsung, there are unknown and possibly greater than normal construction, delivery and operational risks associated with these vessels. Deliveries of these vessels could be delayed and problems with operation of these vessels could be encountered, either of which would adversely affect our receipt of revenue under time charters for these vessels, as well as their future resale value.

Increased competition in technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters are terminated and the resale value of our vessels. As a result, our cash available for the service of our debt obligations and the payment of dividends could be adversely affected.

Our ability to obtain additional debt financing for future acquisitions of vessels may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We are incorporated in the Republic of the Marshall Islands, which does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We expect that we qualify for this statutory tax exemption and we take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. For example, 5% shareholders could acquire and own the majority of our outstanding common shares. This would preclude us from being eligible for the Section 883 exemption unless we can establish that among those 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of such shares for more than half the number of days during the taxable year. If 5% shareholders acquire the majority of our outstanding common shares, there can be no assurance that a sufficient number of those shareholders will be qualified shareholders for purposes of Section 883 to enable us to continue to be eligible for the Section 883 exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and could result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our assets, income and operations, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. We derive substantially all of our income from time chartering activities and we believe that at least a majority, if not all, such income should be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Such services income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income, in particular, at least a majority, if not all, our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

In June 2005, legislation was introduced in the U.S. Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings.

Under the Income Tax Act (Canada) (the Canada Tax Act), a corporation that is resident in Canada is subject to tax in Canada on its worldwide income, and shareholders of a corporation resident in Canada may be subject to Canadian capital gains tax on a disposition of its shares and to Canadian withholding tax on dividends paid in respect of such shares.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of its gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and it was not granted articles of continuance in Canada before the end of the year.

Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income. Further, shareholders who are non-residents of Canada may be or become subject under the Canada Tax Act to tax in Canada on any gains realized on the disposition of our shares and would be or become subject to Canadian withholding tax on dividends paid or deemed to be paid by us, subject to any relief that may be available under a tax treaty or convention.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on business in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented:

					January 1 to August 11, 2005(1)	August 12 to December 31, 2005	For the Six Months Ended June 30, 2006
	For the Years Ended December 31,
	2001(1)	2002(1)	2003(1)	2004(1)
Ratio of earnings to fixed charges	—	—	1.6	1.2	1.8	6.9	3.1
Dollar amount (in thousands) of deficiency in earnings to fixed charges	20,282	15,884	n/a	n/a	n/a	n/a	n/a

For purposes of calculating the ratios of earnings to fixed charges:

•	“earnings” consist of pre-tax income from continuing operations plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees; and

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized).

(1)	Represents data from the predecessor for the period prior to our initial public offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our articles of incorporation and bylaws. We refer you to our articles of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement filed in connection with our initial public offering and incorporated by reference herein.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity relating to the business of chartering or rechartering containerships to others, any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, and any other lawful act or activity approved by a vote of our board of directors, and so long as the management agreement between us and our Manager has not been terminated, by a majority of outstanding incentive shares, voting separately as a class. “Containerships” includes any ocean-going vessel that is intended to be used primarily to transport containers or is being used primarily to transport containers. Notwithstanding the above, we may engage in any lawful act or activity not otherwise permitted by our articles of incorporation if such is related to any business operation acquired as part of an acquisition of an entity or business, a majority of whose value, as determined by our board of directors, is attributable to acts and activities permitted by the first sentence of this paragraph, provided, such act or activities are not subsequently expanded in any material respect. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized and Outstanding Shares

Under our articles of incorporation, our authorized shares consist of 200,000,000 common shares (referred to in our articles of incorporation as the Class A Common Shares), par value $0.01 per share, 25,000,000 subordinated shares (referred to in our articles of incorporation as the Class B Common Shares), par value $0.01 per share, 100 incentive shares (referred to in our articles of incorporation as the Class C Common Shares), par value $0.01 per share, and 65,000,000 shares of preferred shares (referred to in our articles of incorporation as the Preferred Shares), par value $0.01 per share. As of August 31, 2006, 28,861,500 common shares, 7,145,000 subordinated shares, 100 incentive shares and no preferred shares are issued and outstanding.

Common Shares

Under our articles of incorporation, our common shares will receive quarterly dividends from our operating surplus (as defined below) of $0.425 per share, plus any arrearages in the payment of the $0.425 per share amount from prior quarters, before our subordinated shares are entitled to any dividends from operating surplus. Our common shares will accrue arrearages during the subordination period. The common shares have the voting rights described below under “Voting.”

Subordinated Shares

All of our subordinated shares are owned by trusts set up on behalf of certain members of the Washington family, by our chief executive officer, Gerry Wang, and by an entity owned by Graham Porter, a director of our Manager. Under our articles of incorporation, our subordinated shares may not receive any dividends from our operating surplus (as defined below), until after our common shares have received a quarterly dividend of $0.425 per share and any arrearages in the payment of the $0.425 per share amount from prior quarters. Our subordinated shares do not accrue arrearages. Our subordinated shares will convert to common shares on a one-for-one basis after the expiration of the subordination period as discussed below under “Dividends—Subordination Period.” The subordinated shares have the voting rights described below under “Voting.”

Incentive Shares

Our Manager owns incentive shares that are entitled to share in incremental dividends if target dividend levels have been met. Incentive shares will not convert to common shares. The incentive shares have the voting rights described below under “Voting.”

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependant upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend. In the discussion below, we refer to the quarterly dividend of $0.425 per share as our “base dividend.” If we pay an amount in excess of the base dividend in a quarterly period during the subordination period, it will be paid equally to each common and subordinated share.

All dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common and subordinated shares from operating surplus, if any, for any quarter, in the following manner:

•	first, 100% to all common shares, pro rata, until they receive $0.425 per share;

•	second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.425 per share dividend for prior quarters;

•	third, 100% to all subordinated shares, pro rata, until they have received $0.425 per share;

•	after that, 100% to all common and subordinated shares, pro rata, as if they were a single class, subject to the right of the incentive shares to share in incremental dividends, based on specified sharing ratios, once dividends on the common and subordinated shares reach specified target levels beginning with $0.485 per share.

Subordinated shares are not be entitled to any arrearages. Liquidating dividends will be paid equally to each common and subordinated share and will not be paid to incentive shares. We do not expect to pay liquidating dividends.

Operating Surplus.  Operating surplus generally means:

•	$15.0 million (which may be increased to $30.0 million as described below); plus

•	all of our cash receipts after the completion of our initial public offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•	interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than our Contracted Fleet (as such term is defined in our Amended and Restated Articles of Incorporation)) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends; less

•	cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including drydocking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose; less

•	the amount of cash reserves established by our board of directors for future (1) operating expenditures and (2) maintenance capital expenditures.

The $15.0 million amount in the first bullet point above may be increased by our board of directors to $30.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares. The $15.0 million amount cannot be increased in any period in which a dividend on subordinated shares is paid or is payable. Expenditures in the fifth bullet above are referred to as operating expenditures and those in the sixth bullet are referred to as maintenance capital expenditures. When the term “interest” is used in the bullets above, it includes periodic payments made by us under interest rate swap agreements.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $30.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

In return for the fee we pay our Manager for the technical management of our vessels, our Manager is responsible for all maintenance capital expenditures for our vessels other than extraordinary items described in our management agreement. That fee is treated as an operating expenditure and deducted in determining our operating surplus. As a result, we will not separately deduct a maintenance capital item so long as we continue our existing arrangement with our Manager or a similar arrangement regarding technical services for our vessels.

Our articles of incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends.  In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels; and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Common Share Arrearages.  In general, to the extent that during the subordination period our common shares do not receive dividends from operating surplus each quarter in an amount at least equal to the base dividend, a common share arrearage will accrue in the amount of the shortfall. If we sell common shares when any common share arrearage exists, the aggregate amount of the common share arrearage shall be deemed increased so that the amount of the arrearage per common share after the sale shall be the same as the arrearage per common share before the sale.

Adjustment of Base Dividend and Target Dividend Amounts.  The base dividend and target dividend amounts for the incentive shares are subject to downward adjustment in the case of liquidating dividends. The base dividend and the target dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the dividend. If the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the ex-dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend and the target dividend levels.

Subordination Period.  The subordination period will extend until the first day after the quarter ending September 30, 2008, that each of the following tests have been met:

•	we have paid a dividend in the amount at least equal to the base dividend per share on both the common and subordinated shares for the immediately preceding four-quarter period; and

•	our operating surplus (excluding the amount under the first bullet in the definition of operating surplus) generated during the four-quarter period referred to above at least equaled the base dividend on all of the outstanding common and subordinated shares on a fully diluted basis during that period.

For purposes of the tests, our articles of incorporation provide that our operating surplus generated during the four-quarter period not only exclude all operating surplus existing at the beginning of the period but also, for the sake of clarity, expressly exclude the reversal, during the four-quarter period, of any unused reserves in existence as of the beginning of the period. It is not deemed a reversal if the reserve is drawn down to be used as an expenditure during the period for the purpose the reserve was originally established.

Notwithstanding the tests above, the subordination period will end immediately preceding the occurrence of a change of control of us. As a result, each subordinated share will convert into a common share. Change of control as used here has the same meaning as in the management agreement.

Voting

The common shares and the subordinated shares each have one vote and vote together as a single class except that (i) any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares, increase or decrease the par value of the common shares, or alter or change the powers, preferences or rights of the common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the common shares and (ii) any amendment to the articles of incorporation made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized subordinated shares, increase or decrease the par value of the subordinated shares, or alter or change the powers, preferences or rights of the subordinated shares so as to affect them adversely, must be approved by the holders of not less than a majority of the subordinated shares. Our directors are elected by a plurality vote of the common and subordinated shares, voting as a single class. A majority of the common shares and subordinated shares in the aggregate shall constitute a quorum. The incentive shares have no voting rights except (i) that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized incentive shares, increase or decrease the par value of the incentive shares, or alter or change the powers, preferences or rights of the incentive shares so as to affect them adversely must be approved by the holders of not less than a majority of the incentive shares and (ii) for so long as our management agreement has not been terminated, any proposed amendment to our purpose as set forth in our articles of incorporation must be approved by not less than a majority of the votes entitled to be cast by the holders of the incentive shares. Any preferred shares have whatever voting rights are provided on their issuance.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares in the series, which our board of directors may, except where otherwise provided in the preferred shares designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

For purposes of calculating operating surplus, dividends on preferred shares will be treated as if they were interest payments and not dividends.

Anti-takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors are elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Removal of Directors; Vacancies

Our articles of incorporation and bylaws provide that directors may be removed with cause upon the affirmative vote of holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single class. In addition, our articles of incorporation and bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our articles of incorporation provides otherwise. Our articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors or by resolution of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Bylaws

Our articles of incorporation and bylaws grant our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and our articles of incorporation. Shareholders may amend our bylaws by a vote of not less than 80% of the shares entitled to vote.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation contain provisions that prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting shares that are not owned by the interested shareholder;

•	the shareholder became an interested shareholder prior to the completion of our initial public offering; or

•	the interested shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, or any person that purchases shares from any of those individuals or any of their affiliates, provided, the person that purchased such shares does not own more than 1% of our outstanding shares at the time of such acquisition or acquire more than an additional 1% of our outstanding shares other than from those individuals or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of us or any direct or indirect majority-owned subsidiary of ours with (i) the interested shareholder or any of its affiliates, or (ii) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (i) owns 15% or more of our outstanding voting shares, (ii) is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, or (iii) the affiliates and associates of any person listed in (i) or (ii), except that any person who owns 15% or more of our outstanding voting shares, as a result of action taken solely by us shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Shareholder Rights Plan

General

Each of our common shares includes one right, or a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our shareholders prior to our initial public offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement filed in connection with our initial public offering and incorporated by reference herein.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common shares and will attach to all common share certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common shares and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person,” has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common shares; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

Existing shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership cannot trigger the rights. In addition, any person that acquires from an existing shareholder common shares that would otherwise result in that person becoming an “acquiring person” will not become an acquiring person due to that acquisition. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.

Until the rights distribution date:

•	our common share certificates will evidence the rights, and the rights will be transferable only with those certificates;

•	any new common shares will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common shares at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines “permitted offer” to mean a tender or exchange offer for all outstanding common shares at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our shareholders.

If a flip-in event occurs and we do not redeem the rights as described under the heading “Redemption of Rights” below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of common shares of the acquiring company, which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common shares is subject to adjustment for any split, dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred shares that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of our common shares on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares.

Redemption of Rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any split, dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, common shares or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing shareholders becoming the beneficial owner of common shares with voting power equal to 50% or more of the total voting power of all common shares entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

Transfer Agent

The registrar and transfer agent for the common shares is American Stock Transfer and Trust Company.

Listing

Our common shares are listed on The New York Stock Exchange under the symbol “SSW.”

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002

Based on our aggregate world market capitalization, we are not required to provide an auditor’s attestation report on internal control over financial reporting in our annual reports until fiscal years ending on or after July 15, 2007. Thus, our annual report for the year ending December 31, 2007 will be our first annual report to include the auditor’s attestation report on internal control over financial reporting.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under an indenture to be dated as of a date on or prior to our initial issuance of the debt securities. A form of this indenture has been filed as an exhibit to this Registration Statement, and reference is made to such form for a full description of the terms of the indenture. The indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under the indenture will be unlimited, and the indenture provides that the form and the specific terms of any series of debt securities must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

This section summarizes the material terms of the debt securities that we expect will be common to all series, although the prospectus supplement which describes the terms of each series of debt securities may also describe differences with the material terms summarized here.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. In this summary, we describe the meaning for only the more important terms. You must look to the indenture for the most complete description of what is described in summary form in this prospectus.

This summary also is subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement. Those terms may vary from the terms described in this prospectus. The prospectus supplement relating to each series of debt securities will be attached to the front of this prospectus. There may also be a further prospectus supplement, known as a pricing supplement, which contains the precise terms of debt securities you are offered.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to the original issue discount securities will describe federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

In addition, the specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the person to whom interest on a debt security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of debt securities will mature;

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities are payable;

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or similar provisions;

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if other than denominations of $1,000 and any of its integral multiples, the denominations in which the series of debt securities will be issuable;

•	the applicability of the provisions described under “Defeasance;”

•	if the series of debt securities will be convertible into, or exchangeable for, our common shares or other securities, or subordinated in right of payment to our senior debt;

•	if the series of debt securities will be issuable only in the form of a global security, the depository or its nominee with respect to the series of debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of debt securities.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if required;

•	whether and how you can instruct it to send you debt securities registered in your own name so that you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold debt securities in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment, even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

What is a Global Security?

A global security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Holders.” If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a debt security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of securities will be issued only in the form of global securities.

Special Investor Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If you are an investor, you should be aware that if debt securities are issued only in the form of global securities:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities. See “Legal Ownership—Street Name and Other Indirect Holders.”

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	The depositary’s policies will govern payments, transfers, exchanges and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interest in the global security. We and the trustee also do not supervise the depositary in any way.

Special Situations when Global Security will be Terminated

In a few special situations described in the next paragraph, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in debt securities transferred to your own name, so that you will be a direct holder. The rights of street name investors and direct holders in the debt securities have been previously described under “Legal Ownership” in the subsections entitled “Street Name and Other Indirect Holders” and “Direct Holders.”

The special situations for termination of a global security are:

•	When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and a successor depositary is not appointed by us within 90 days.

•	When we notify the trustee that we wish to terminate the global security.

•	When an event of default on the securities has occurred and has not been cured, disregarding for this purpose any requirement of notice or that the default exists for a specified period of time. (Default is discussed later under “Default and Related Matters.”)

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

IN THE REMAINDER OF THIS DESCRIPTION “YOU” MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SUBSECTION ENTITLED “STREET NAME AND OTHER INDIRECT HOLDERS.”

Overview of Remainder of this Description

The remainder of this description summarizes:

•	Additional Mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments;

•	Your rights in several Special Situations, such as if we merge with another company, or if we want to change a term of the debt securities via Modification and Waiver;

•	A Defeasance clause and a Satisfaction and Discharge provision, each of which may allow for us to be completely released from our payment and other obligations on the debt securities; and

•	Your rights if we Default.

Additional Mechanics

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000.

You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform these functions ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also perform transfers.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if we and the security registrar are satisfied with your proof of ownership.

If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities are redeemable, we may block the transfer or exchange of debt securities for a period beginning 15 days before the day we mail the notice of redemption, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the securities to pro rate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks. However, if the debt securities are represented by a global security, we will make payments to the depositary by wire.

STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices, and may cancel or change these offices, including the use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

Notices

We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee’s records.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Special Situations

Mergers and Similar Events

We are generally permitted to consolidate or merge with another entity. We are also permitted to sell or convey all or substantially all of our assets to another entity. However, we may not take any of these actions unless all of the following conditions are met.

Where we consolidate or merge out of existence or sell or convey all or substantially all of our assets, the other entity must agree to be legally responsible for the debt securities.

Immediately after the merger, sale of assets or other transaction, we must not be in default on the debt securities. A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Modification and Waiver

There are three types of changes we can make to the indenture and the debt securities.

Changes Requiring Your Approval

First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	extend the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable on an original discount security upon acceleration of the maturity of the debt security following a default;

•	impair your right to sue for payment; and

•	reduce the percentage of the principal amount of debt securities of any series or all series (voting as one class) the consent of which is needed to modify or amend the indenture.

Changes Requiring a Vote

The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by the holders of debt securities owning at least 66-2/3% of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect the interests of holders of the debt securities described in the next paragraph. We may obtain a waiver of a past default from the holders of debt securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default unless we obtain an individual consent to the waiver from every holder.

Changes Not Requiring Approval

The third type of change to the indenture and the debt securities does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect the interests of holders of the debt securities. Holders of debt securities will also not be eligible to vote if the debt securities have been fully defeased as described below under “Defeasance.”

STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

Absence of Restrictive Covenants

The indenture does not contain any promises by us on how we will operate our business, and does not restrict our ability to incur debt or grant liens on our assets. If we determine to include such a promise for the benefit of a particular series of debt securities, such promise, or restrictive covenant, will be described in the prospectus supplement relating to that series of debt securities.

Defeasance

We may be completely released from our payment and other obligations on the debt securities. The following discussion of defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

If there is a change in federal tax law, or if we obtain a ruling from the Internal Revenue Service, as described below, we can legally release ourselves from any payment or other obligations on the debt securities, called full or legal defeasance, if we put in place the following arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	There must be a change in federal tax law or a ruling from the Internal Revenue Service that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming, among other things, the tax law change described above.

If we are able to fully defease the debt securities, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment.

Satisfaction and Discharge

The indenture will cease to be of further effect as to all debt securities of any series when either:

•	we have delivered to the trustee for cancellation all debt securities of that series that have been authenticated (except for lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has already been deposited in trust and subsequently returned to us); or

•	all debt securities of that series have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption under arrangements satisfactory to the trustee, and in any case we have deposited with the trustee as trust funds money in an amount sufficient to pay the entire indebtedness of all these debt securities to their stated maturity or redemption date; and we have paid all other sums payable by us under the indenture with respect to that series.

Notwithstanding any satisfaction and discharge or any defeasance with respect to the debt securities of any series, your rights of transfer and exchange, your rights to replace lost, stolen or destroyed debt securities, the rights and obligations of the trustee and your rights as beneficiaries with respect to the trust funds deposited with the trustee would survive.

Default and Related Matters

Ranking

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. Unless otherwise indicated in the prospectus supplement relating to a particular series of debt securities, the debt securities will not be subordinated to any of our other debt obligations and therefore they will rank equally in contractual right of payment with all of our other unsubordinated indebtedness.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What is an Event of Default?

The term “event of default” means any of the following:

•	We do not pay the principal or any premium on a debt security when due.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We remain in breach of any other covenant or agreement in the indenture for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the outstanding principal amount of debt securities of the affected series.

•	We default on any indebtedness for borrowed money totaling over $10,000,000 and our obligation to repay such indebtedness is accelerated, and this repayment obligation remains accelerated for 10 days after we receive a notice of default by the trustee or holders of at least 25% of the outstanding principal amount of the affected debt securities.

•	We file for bankruptcy, or certain other events in bankruptcy, insolvency or reorganization occur.

Remedies if an Event of Default Occurs

If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected debt security) of all the debt securities of that series, plus accrued interest, to be due and immediately payable. This is called a declaration of acceleration of maturity. However, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the debt securities of the affected series.

Reference is made to the prospectus supplement relating to any series of debt securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority of the aggregate principal amount of the securities of all series affected (voting as one class) may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee is required, within 90 days of acquiring knowledge of a default with respect to the debt securities of any series, to give you notice of the default, unless the default has been cured or waived before it gives the notice; however, the trustee may withhold notice of any non-payment default if it determines that withholding notice is in the interest of the holders of debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of at least 25% of the outstanding principal amount of all the securities of the relevant series must make a written request that the trustee take action because of an event of default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above written request and offer of indemnity and no directions inconsistent with the above written request must have been given to the trustee during such period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default and indicating the nature and status of the default.

Concerning the Trustee

The prospectus supplement relating to any series of debt securities will identify the trustee and describe any other relationships we may have with the trustee.

The indenture will contain certain limitations on the right of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in certain other transactions; however, if after an event of default has occurred and is continuing, the trustee acquires any conflicting interest (as described in the indenture) it must eliminate such conflict or resign.

UNITED STATES TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective shareholders. The discussion of the material U.S. federal income tax considerations that may be relevant to prospective holders of our debt is not contained herein but will be included in any prospectus supplement filed for those securities. Unless otherwise noted, the following discussion is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this prospectus, existing final and temporary regulations thereunder (“Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seaspan Corporation.

The following discussion does not comment on all U.S. federal income tax matters affecting us or the shareholders. Moreover, the discussion focuses on shareholders who are individual citizens or residents of the United States and hold their shares as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other shareholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (such as mutual funds), and real estate investment trusts. Accordingly, we urge each prospective shareholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common shares.

No ruling has been or will be requested from the Internal Revenue Service (“IRS”) regarding any matter affecting us or prospective shareholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common shares and the prices at which common shares trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for dividends and thus will be borne indirectly by our shareholders. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

United States Federal Income Taxation of Our Company

Taxation of Operating Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation that earns income from transportation beginning or ending in the United States is subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax.

The 4% Gross Basis Tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the exemption provided under Section 883 of the Code (the “Section 883 Exemption”) applies (as more fully described below under “The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (“Transportation Income”) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our Transportation Income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the Transportation Income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of Transportation Income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any Transportation Income from voyages that begin and end in the United States.

The Net Basis Tax and Branch Profits Tax

We currently do not and do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States.

If, contrary to the above, we earn income that is treated as “U.S. effectively connected income”, that income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%) unless the Section 883 Exemption (as discussed below) applies. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

Unless the Section 883 Exemption applies, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a ship that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a ship, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits tax described above on its U.S. source Transportation Income attributable to voyages that begin or end (but not both) in the United States (“U.S Source International Shipping Income”).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it meets the following three requirements:

(i)	it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

(ii)	it satisfies one of the following three ownership tests: (a) the more than 50% ownership test (the “50% Ownership Test”), (b) the controlled foreign corporation test (the “CFC Test”) or (c) the “Publicly Traded Test”; and

(iii)	it meets certain substantiation, reporting, and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption; therefore, we meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not expect to meet the 50% Ownership Test or the CFC Test. The analysis of our ability to meet the Publicly Traded Test follows.

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “5% Override Rule”). For purposes of applying the 5% Override Rule, a 5% shareholder is a shareholder holding, directly, indirectly or constructively, at least 5% of the vote and value of a class of equity (a “5% Shareholder”).

The Section 883 Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common shares will be “primarily traded” on the New York Stock Exchange.

Under the Section 883 Regulations, our shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing in the aggregate more than 50% of our outstanding stock, by voting power and value, will be listed on such market or markets, which we refer to as the listing threshold. We believe our common shares listed on the New York Stock Exchange will represent more than 50% of our outstanding stock by voting power and value. Therefore, we believe that we will satisfy the listing threshold.

It is further required with respect to each class of stock relied upon to meet the listing threshold that: (i) such class of stock is traded on an established securities market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy these trading frequency and trading volume tests.

As discussed above, if 50% or more of our common shares are owned by 5% Shareholders, our common shares will be treated as failing the Publicly Traded Test under the 5% Override Rule. To identify 5% Shareholders for purposes of applying the 5% Override Rule, the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common shares. The Section 883 Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

There is some uncertainty as to whether our common and subordinated shares will be treated as a single or two separate classes of stock for purposes of applying the 5% Override Rule. At the present time, regardless of whether they are treated as a single or two separate clauses of stock for this purpose, we believe that we are not subject to the 5% Override Rule and therefore satisfy the Publicly Traded Test and qualify for the Section 883 Exemption. There can be no assurance that we will not be subject to the 5% Override Rule in the future, and there can be no assurance that we will qualify for the Section 883 Exemption at any time in the future.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership or other entity taxed as a pass-through entity holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the pass-through entity. If you are a partner in a pass-through entity holding our common shares, you should consult your tax advisor to determine the appropriate tax treatment to you of the partnership’s ownership of our shares.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates (through 2008) provided that: (i) such shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (iii) the U.S. Individual Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and we note that in June 2005 proposed legislation was introduced in the United States Senate that may affect your entitlement to a preferential rate of tax on our dividends.

Under proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Any dividends paid on our common shares that are not eligible for the preferential rate of tax on qualified dividend income will be taxed as ordinary income to a U.S. Individual Holder. See below for special rules, however, that may be applicable in the event we are treated as a PFIC.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

While there are legal uncertainties involved in this determination, our counsel, Vinson & Elkins L.L.P., is of the opinion that we are not be a PFIC based on certain representations that we have made to them regarding the composition of our assets, the source of our income, and the nature of our chartering activities and other operations following this offering, including:

•	all time charters we have entered into are substantially similar to those that we provided to Vinson & Elkins L.L.P.;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter;

•	the total payments due to us under the charters are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income from our chartering activities with China Shipping/CSCL Asia, MOL, and COSCON will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels chartered to China Shipping/CSCL Asia, MOL, and COSCON will exceed the gross value of all other assets we own at all relevant times.

In addition to these representations, the opinion of Vinson & Elkins L.L.P. that we are not be a PFIC is based principally on the position that at least a majority, if not all, the gross income we derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such services income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, at least a majority, if not all, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. Regarding this position, the opinion of Vinson & Elkins L.L.P. assumes that all future time charters that we will enter into are substantially similar to those we provided to them for their review. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position and the opinion we have received from Vinson & Elkins L.L.P. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

If we were classified as a PFIC for any year during which a U.S. Holder owns shares, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the shareholder’s holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year; and

•	the amount allocated to each of the other taxable years in the shareholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections, such as a qualified electing fund election or mark to market election, may be available to a shareholder if we are classified as a PFIC. If we determine that we are or will be a PFIC, we will provide shareholders with information concerning the potential availability of such elections.

As described above, current law provides that dividends received by a U.S. Individual Holder from a domestic corporation or a qualified foreign corporation (generally through 2008) are treated as net capital gains and subject to U.S. federal income tax at reduced rates (generally 15%). However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax and would instead be taxed on distributions as described above.

Consequences of Possible CFC Classification

If more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote (each, a “CFC Shareholder”), we could be treated as a controlled foreign corporation (“CFC”). CFC Shareholders are treated as receiving current distributions of their share of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. Although we do not believe we are a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Tax Rates

The highest statutory rate of U.S. federal income tax for individuals is currently 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual is currently 15% if the asset disposed of was held for more than one year at the time of disposition.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares that is not a U.S. person is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax if those distributions are effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under income tax treaties if the distributions are not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Shares

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common shares is generally the same as described above regarding distributions. However, Non-U.S. Holders who are individuals can also be subject to tax on U.S. source gain resulting from the disposition of our common shares if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements and backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder certifies that he is a non-U.S. person under penalties of perjury or otherwise establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside of the United States, then information reporting and backup withholding generally will not apply to such payment. However, U.S. information reporting requirements (but not backup withholding requirements) will apply to a payment of sales proceeds, even if such payment is made outside of the United States, if a holder sells shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules exceeding such holder’s U.S. federal income tax liability by filing a claim for refund with the IRS.

NON-UNITED STATES TAX CONSEQUENCES

Marshall Islands Tax Consequences

The following discussion is the opinion of Dennis J. Reeder, Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the common shares.

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

Canadian Federal Income Tax Consequences

The following discussion is the opinion of Bull, Housser & Tupper LLP, our counsel as to certain matters of Canadian law, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty) resident only in the United States and who deal at arm’s length with us (U.S. Resident Holders).

Subject to the assumptions below, under the Canada Tax Act, no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident in Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment or fixed base in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. We will not be resident in Canada in a taxation year if our principal business is the operation of ships that are used primarily in transporting passengers or goods in international traffic, all or substantially all of our gross revenue for the year consists of gross revenue from the operation of ships in transporting passengers or goods in that international traffic, and we were not granted articles of continuance in Canada before the end of the year. Income earned in Canada by a non-resident corporation from the operation of a ship in international traffic, and gains realized from the disposition of ships used principally in international traffic, are not included in a non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. For a further discussion, separate from this opinion, of the tax consequences of us becoming a resident in Canada, please read “Risk Factors—Tax Risks.”

Each prospective shareholder is urged to consult his tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of his investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of him.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee		$32,100
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accountants’ Fees and Expenses		*
NYSE Listing Fee		*
NASD Filing Fee		*
Blue Sky Fees and Expenses		*
Transfer Agent’s Fees and Expenses		*
Miscellaneous Costs		*

Total	$	*

*	To be provided by a prospectus supplement or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

There is currently no market for any of the securities, other than the common shares listed on the New York Stock Exchange. If the securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intended to make a market in the securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, we cannot assure you as to whether an active trading market will develop for the securities. We have no current plans for listing of the debt securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities will be described in the applicable prospectus supplement.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities being registered under this Registration Statement.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

The validity of the securities and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel to Marshall Islands Law, Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Bull, Housser & Tupper LLP, Vancouver, British Columbia and by Vinson & Elkins L.L.P., New York, New York. Bull, Housser & Tupper LLP and Vinson & Elkins L.L.P. may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law.

EXPERTS

The financial statements of Seaspan Corporation as of December 31, 2005 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements of the predecessor to Seaspan Corporation as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports within the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Current Report on Form 6-K filed with the Commission on July 20, 2006, which contains unaudited financial statements for the quarter ended June 30, 2006;

•	Current Report on Form 6-K filed with the Commission on June 12, 2006 that contains Credit Facility Agreement for a Senior Secured Reducing Revolving Credit Facility of Up To $365,000,000 to be Made Available to Seaspan Corporation by DnB Nor Bank ASA, Credit Suisse and Fortis Capital Corp., as Mandated Lead Arrangers, DNB Nor Bank ASA, as Sole Bookrunner, Administrative Agent and Security Agent, Landesbank Hessen-Thuringen, as Documentation Agent and the various lenders party thereto;

•	Current Report on Form 6-K filed with the Commission on April 17, 2006 that contains unaudited financial statements for the quarter ended March 31, 2006;

•	Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on March 17, 2006, which contains audited financial statements as of December 31, 2005 and for the fiscal period from date of incorporation on May 3, 2005 to December 31, 2005 and the predecessor combined financial statements as of August 11, 2005 and December 31, 2004 and for the 223-day period ended August 11, 2005 and for each of the years in the two-year period ended December 31, 2004; and

•	The description of our securities contained in (a) our Registration Statement on Form F-1, File No. 333-126762, as amended, filed with the SEC on July 21, 2005 and (b) any amendment or report filed for the purpose of updating that description.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre 141

Connaught Road West

Hong Kong

China

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to furnish semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Hong Kong would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws, or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

10,000,000 Common Shares

Seaspan Corporation

PROSPECTUS SUPPLEMENT

                    , 2006

Citigroup	Merrill Lynch & Co.

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DnB NOR Markets	Fortis Securities